FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2007

Goldcorp Inc.
(Translation of registrant’s name into English)

Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   March 7, 2007

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2006
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management’s Discussion and Analysis contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 7, 2007.
2006 FINANCIAL/OPERATIONAL HIGHLIGHTS
•	Record net earnings of $408.3 million ($0.94 per share), compared to $286 million ($0.91 per share) in 2005. Adjusted net earnings (1) amounted to $434.2 million ($1.00 per share) for 2006.

•	Operating cash flows increased substantially to $791.3 million, compared to $465.8 million in 2005.

•	Gold production increased almost 50% to 1,693,300 ounces (2005 – 1,136,300 ounces).

•	Total cash costs of $33 per ounce (net of by-product copper and silver credits), compared to $22 per ounce in 2005. (2)

•	Dividends paid of $79.1 million for the year.

•	Cash and cash equivalents at December 31, 2006 totaled $555.2 million (December 31, 2005 – $562.2 million).
CORPORATE DEVELOPMENT HIGHLIGHTS
•	On March 31, 2006, Goldcorp acquired the Éléonore gold project in Quebec from Virginia Gold Mines Ltd. (“Virginia”) for total consideration of $406 million, by issuing 19.3 million common shares and warrants of Goldcorp.

•	On May 12, 2006, Goldcorp closed on the agreement with Barrick Gold Corporation (“Barrick”) to acquire Placer Dome Inc’s (“Placer Dome’s”) Canadian operations and other assets for cash of approximately $1.6 billion.

•	Goldcorp closed the early warrant exercise transaction during the second quarter. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities used to fund the acquisition of certain Placer Dome assets.

•	On November 4, 2006, Goldcorp closed the agreement with Glamis Gold Ltd (“Glamis”) to combine, thus creating one of the world’s largest gold companies. Each Glamis common share was exchanged for 1.69 Goldcorp common share and C$0.0001 in cash for a total purchase price of approximately $8.2 billion.

•	On February 19, 2007, Goldcorp announced that it had signed a Letter of Intent to sell Peak mine in Australia and Amapari mine in Brazil to GPJ Ventures Ltd in exchange for $200 million in cash and $100 million in share considerations. Goldcorp will own approximately 22% of the new company upon close of the transaction.

(1)	Adjusted net earnings are reported net earnings less the gain on sales of subsidiary shares after tax of $88 million, less foreign exchange on revaluation of future income tax liabilities of $5 million, less dilution gain of $64 million and adding back the write down of mineral interests of $175 million and non-hedge derivative after tax gain of $3 million and loss on marketable securities of $5 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information
GOLDCORP      |     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the San Martin gold mine in Honduras, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the Peak gold mine in Australia and the Marigold gold mine (67% interest) and Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Peñasquito gold/silver/zinc project and Los Filos gold project in Mexico, the Éléonore gold project in Canada, the Cerro Blanco gold project in Guatemala and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 49% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company, and 77% interest in Terrane Metals Corp (“Terrane”, formerly Atlas Cromwell Ltd), a publicly traded exploration company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York Stock Exchange and Toronto Stock Exchanges.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing senior gold producer with operations throughout the Americas and Australia.
ACQUISITION OF GLAMIS GOLD LTD
On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) entered into an agreement to combine the two companies. On October 26, 2006, the Glamis shareholders overwhelmingly approved the transaction under the plan of arrangement and the transaction closed on November 4, 2006.
Upon closure of the acquisition, Goldcorp acquired interests in the El Sauzal mine (100%) in Mexico, Marlin mine (100%) in Guatemala, Marigold mine (67%) in the United States, San Martin mine (100%) in Honduras, the Peñasquito project (100%) in Mexico, and the Cerro Blanco project (100%) in Guatemala.
Under the terms of the arrangement, each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option giving the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, November 4, 2006.
2      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Glamis assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issues Committee Abstract 152). Although the final results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome Inc (“Placer Dome”)’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. Goldcorp has acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the sale of Mount Milligan and certain other Canadian exploration interests to Terrane for 240 million convertible preferred shares of Terrane at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp owns approximately a 77% equity interest in Terrane’s issued and outstanding shares.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time the consolidated financial statements were prepared. This process was performed in accordance with recent accounting pronouncements relating to “Mining Assets and Business Combinations” (CICA Emerging Issues Committee Abstract 152). An independent valuation of the assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.
ACQUISITION OF VIRGINIA GOLD MINES INC
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
ACQUISITION OF WHEATON RIVER MINERALS LTD
In December 2004, Goldcorp and Wheaton River Minerals Ltd (“Wheaton”) announced a take-over bid by Goldcorp for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On February 14, 2005, the minimum two-thirds bid requirement under the
GOLDCORP     |      3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
terms of the Goldcorp offer was satisfied. With conditions met, a special $0.50 per share cash dividend, totaling approximately $95 million, was paid to existing Goldcorp shareholders. Goldcorp included, with the exception of net earnings, 100% of Wheaton’s operating results from February 14 to April 15, 2005. Net earnings for this period include 82% of Wheaton’s operating results. On April 15, 2005, Goldcorp acquired the remaining 18% of Wheaton. A non-controlling interest was assigned to the 18% interest in Wheaton that Goldcorp did not own from February 14 to April 15, 2005 upon which date this non-controlling interest was eliminated. Total consideration amounted to $2.235 billion, including acquisition costs, satisfied by the issuance of 143.8 million Goldcorp shares.
SUMMARIZED ANNUAL FINANCIAL RESULTS
(in US $ millions, except where noted)

	2006(1)	2005 (2)	2004

Revenues	$1,710.0	$896.4	$191.0
Gold (ounces)
– Produced	1,693,300	1,136,300	628,000
– Sold	1,708,000	1,344,600	427,600
Average realized gold price (per ounce)	$610	$452	$409
Average London spot gold price (per ounce)	$604	$444	$409
Earnings from operations	$455.3	$405.2	$80.8
Net earnings	$408.3	$285.7	$51.3
Earnings per share
Basic	$0.94	$0.91	$0.27
Diluted	$0.93	$0.83	$0.27
Cash flow from operating activities	$791.3	$465.8	$53.1
Total cash costs (per gold ounce)(3)	$33	$22	$115
Dividends paid	$79	$151	$53
Cash and cash equivalents	$555.2	$562.2	$333.4
Total assets	$17,965.9	$4,066.0	$701.5

(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(3)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Annual Financial Results:
The last two years have been an incredible growth phase through acquisitions, starting with the acquisition of Wheaton in February 2005 and followed in 2006 with the acquisitions of certain Placer assets, Virginia, and the Glamis mines and projects. These acquisitions, along with the rise in commodity prices, have significantly transformed Goldcorp and resulted in substantial increases in revenue, gold production and sales, earnings, cash flows and assets. Net earnings in 2006 were impacted by the non-cash impairment on the Amapari mine of $175 million offset partially by $88 million after-tax gain on sale of Silver Wheaton shares. Total cash costs per ounce decreased significantly in 2006 and 2005 as compared to 2004 due to the addition of by-product copper and silver credits from mines acquired through acquisition.
4      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Quarterly Financial Review

	2006(1)
	Q1	Q2	Q3	Q4	Total

Revenues	$286.3	$491.5	$418.9	$513.3	$1,710.0
Gold (ounces)
– Produced	295,100	378,500	431,800	587,900	1,693,300
– Sold	288,400	398,700	421,400	599,500	1,708,000
Average realized gold price (per ounce)	$560	$620	$620	$620	$610
Earnings from operations	$140.5	$219.5	$143.9	$(48.6)	$455.3
Net earnings	$92.4	$190.4	$59.5	$66.0	$408.3
Earnings per share(3)
Basic	$0.27	$0.50	$0.14	$0.11	$0.94
Diluted	$0.24	$0.49	$0.14	$0.11	$0.93
Cash flow from operating activities	$74.4	$240.1	$221.4	$255.4	$791.3
Total cash costs (per gold ounce)(4)	$(88)	$(123)	$84	$160	$33

	2005 (2)
	Q1	Q2	Q3	Q4	Total

Revenues	$122.8	$301.6	$203.7	$268.3	$896.4
Gold (ounces)
– Produced	275,400	281,000	283,700	296,200	1,136,300
– Sold	217,500	543,100	276,700	307,300	1,344,600
Average realized gold price (per ounce)	$430	$432	$444	$492	$452
Earnings from operations	$48.4	$160.3	$83.9	$112.6	$405.2
Net earnings	$29.5	$98.0	$56.5	$101.7	$285.7
Earnings per share(3)
Basic	$0.12	$0.30	$0.17	$0.30	$0.91
Diluted	$0.11	$0.28	$0.15	$0.27	$0.83
Cash flow from operating activities	$80.2	$163.9	$84.8	$136.9	$465.8
Total cash costs (per gold ounce)(4)	$94	$52	$9	$(73)	$22

(1)	Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s results for the period subsequent to February 14, 2005, the date of acquisition. Net earnings include 82% of Wheaton’s results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onward.

(3)	Sum of quarterly earnings per share may not equal the total for twelve months as each quarterly amount is calculated independently of each other.

(4)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
Review of Quarterly Financial Results:
Net earnings for the fourth quarter of 2006 were $66 million or $0.11 per share, compared with $102 million or $0.30 per share in 2005. Net earnings for the fourth quarter were reduced by an impairment charge for the Amapari mine of $175 million offset partially by a gain on sale of Silver Wheaton share of approximately $88 million after tax. Adjusted net earnings(1) amounted to $113.5 million ($0.19 per share). Operating cash flows increased 87% to $255.5 million ($0.43 per share), compared with $136.9 million ($0.40 per share) in 2005. Gold production nearly doubled to 587,900 ounces in the fourth quarter of 2006 compared with 296,200 ounces in
GOLDCORP      |      5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
2005. Gold sales also doubled to 599,500 ounces at a total cash cost of $160 per ounce, compared with 307,300 ounces at a total cash cost of minus $73 per ounce in 2005. The increase in cash costs is reflective of lower copper by-product credits in the fourth quarter of 2006 combined with increasing operating costs experienced industry-wide.
Significant quarterly trends include the increasing gold production and sales throughout 2006, which is a result of the acquisitions of Placer assets (May 12, 2006) and Glamis mines (November 4, 2006). 2005 gold production increased due to the acquisition of Wheaton (February 14, 2005). Gold sales were higher than production in 2005 due to sale of gold bullion inventory which was previously withheld from sale. With the rise in realized gold prices and gold ounces sold, the Company has been able to generate stronger cash flows from operations quarterly in 2006 in comparison to 2005. Cash costs have risen on a quarterly basis as a result of less proportion of by-product credit revenue generating mines in the total production mix of the Company. The addition of Placer and Glamis mines have less by-product revenue, but this also means that the Company has increased its leverage to the gold price.

(1)	Adjusted net earnings are reported net earnings less the gain on sales of subsidiary shares after tax of $88 million, less foreign exchange on revaluation of future income tax liabilities of $21 million, less non-hedge derivative after tax gain of $18 million, and adding back the write down of mineral interests of $175 million. Adjusted net earnings is a non-GAAP measure, the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
6     |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS(1)

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs(3)
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)

Red Lake(2)	2006	$360.8	592,900	590,700	$608	$186.1	$195
	2005	362.0	616,400	814,200	442	242.9	93
Musselwhite	2006	62.6	99,700	101,400	618	3.7	349
	2005	—	—	—	—	—	—
Porcupine	2006	72.9	113,500	118,100	618	16.9	430
	2005	—	—	—	—	—	—
Luismin(3)	2006	159.6	208,400	207,000	606	37.8	131
	2005	90.7	145,300	148,600	448	19.7	119
El Sauzal	2006	45.1	63,600	71,000	630	14.3	97
	2005	—	—	—	—	—	—
Alumbrera(3)	2006	593.1	240,200	237,700	613	334.2	(1,176)
	2005	299.2	192,600	180,300	462	134.4	(643)
Marlin(3)	2006	32.3	42,300	41,000	627	16.0	113
	2005	—	—	—	—	—	—
Amapari	2006	51.7	84,200	85,500	604	(189.6)	524
	2005	—	—	—	—	—	—
La Coipa(3)	2006	60.6	28,300	34,000	616	8.5	(243)
	2005	—	—	—	—	—	—
Marigold	2006	19.2	24,900	30,700	625	6.3	308
	2005	—	—	—	—	—	—
Wharf	2006	40.6	63,000	63,400	605	12.3	340
	2005	37.1	62,500	80,800	446	3.9	304
Peak(3)	2006	79.7	122,600	114,500	585	21.4	215
	2005	58.8	119,500	120,700	462	17.0	228
San Martin	2006	8.3	9,700	13,000	629	2.1	427
	2005	—	—	—	—	—	—
Silver Wheaton	2006	158.5	—	—	—	75.7	—
	2005	65.7	—	—	—	19.5	—
Terrane	2006	—	—	—	—	(3.1)	—
	2005	—	—	—	—	—	—
Other	2006	(35.0)	—	—	—	(87.3)	—
	2005	(17.1)	—	—	—	(32.2)	—
Total	2006	1,710.0	1,693,300	1,708,000	610	455.3	33
	2005	896.4	1,136,300	1,344,600	452	405.2	22

(1)	Results of operations in this section are from the date of acquisition as reported on the financial statement; Operational Review section is on a pro forma basis without adjusting for date of acquisition. Includes Goldcorp’s share of results of Campbell, Musselwhite (68%), Porcupine (51%) and La Coipa (50%) from May 12, 2006, the date of acquisition. Also includes Goldcorp’s share of results of El Sauzal, Marlin, San Martin and Marigold (67%) from November 4, 2006, the date of acquisition.

(2)	Red Lake operating results include those of the Campbell mine from May 12, 2006, the date of acquisition. The inclusion of higher costs from the Campbell complex in 2006 is the primary reason for increased cash costs per ounce period over period from prior year. The combined mines are presented as one mine going forward. 2005 gold sale included 199,300 ounces of gold bullion inventory.

(3)	The calculation of total cash costs per ounce of gold is net of by-product sales revenue (by-product copper revenue for Peak and Alumbrera; by-product silver revenue for La Coipa and Marlin at market silver prices; and by-product silver revenue for Luismin of $3.90 per silver ounce sold to Silver Wheaton).
GOLDCORP      |      7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

						Total	Total
	Q1	Q2	Q2(1)	Q3	Q4	2006	2005

Operating Data
Tonnes of ore milled	184,700	191,900	137,100	184,000	208,300	768,900	675,500
Average mill head grade (grams/tonne)	29	29	34	28	27	28	38
Average recovery rate	97%	97%	96%	96%	96%	97%	97%
Gold (ounces)
– Produced	170,100	167,600	143,700	156,400	171,500	665,600	825,600
– Sold	168,900	172,400	150,100	165,500	154,400	661,200	1,021,700
Average realized gold price (per ounce)	$560	$625	$623	$621	$618	$609	$444
Total cash costs (per ounce)	$181	$183	$180	$214	$239	$195	$138

Financial Data

Revenues	$94.6	$107.8	$93.8	$103.6	$96.0	$402.0	$454.2
Earnings from operations	$36.7	$52.1	$53.5	$49.3	$39.0	$177.1	$248.9

(1)	Campbell mine operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition. This six week column includes 100% of Red Lake complex results for the quarter plus Campbell complex results from May 12, 2006 through to June 30, 2006. Prior period combined data is shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.
The Red Lake gold mines produced 665,600 ounces of gold at a total cash cost of $195 per ounce, compared with 825,600 ounces of gold at a total cash cost of $138 per ounce in 2005; production was lower primarily as a result of the lower grade of 28 grams/tonne (2005 – 38 grams/tonne) which also impacted cash costs combined with a 7% increase in the Canadian dollar in relation to the US dollar. In 2005, the Company discontinued its previous practice of holding back from sales approximately one-third of the production. As a result, the 2005 gold sales of 1,021,700 ounces at Red Lake included 199,300 ounces from inventory produced, but not sold in 2004.
Integration of the Red Lake complex with the Campbell complex was the main focus and challenge of 2006. A new mine general manager was hired and a new integrated management team was put in place. On surface, the dividing boundary fence was removed and a connecting road was constructed. Underground, a connection to transport material to the Campbell Complex from the Red Lake Complex was completed in August. Operational and financial reporting systems have been integrated and all strategic business planning and budgeting have been consolidated.
During the year, progress was made relating to underground development work required to connect the new shaft to the existing mine. The shaft was advanced by 511 meters in 2006, bringing the depth to 1,919 meters as at December 31, 2006. Sinking of the shaft was completed on February 8th, 2007 and simultaneously the loading pocket and the initial section of the 43 level conveyor drift was excavated. Raise boring of ventilation raises to support the new infrastructure is in progress.
Expansion of the Red Lake Complex mill began in 2006 in order to increase capacity from approximately 800 tonnes per day to over 1,200 tonnes per day. The project entails upgrading the grinding circuit with the installation of a new vertimill and modifying the existing pumping equipment. It is 85% complete by 2006 year end and will be ready for commissioning by mid year of 2007. The combined processing capacity of the two complexes will be over 3,000 tonnes per day and will be required to mill the increased rate of ore delivery expected from the completion of the #3 shaft.
8      |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada (Goldcorp’s interest – 68%)(1)

						Total	Total
	Q1	Q2	Q2(2)	Q3	Q4	2006	2005

Operating Data
Tonnes of ore milled	240,800	218,900	118,900	203,200	222,000	884,900	1,005,100
Average mill head grade (grams/tonne)	4.71	5.65	5.87	6.38	5.44	5.51	5.42
Average recovery rate (%)	91%	94%	97%	95%	99%	95%	95%
Gold (ounces)
– Produced	33,200	37,600	21,700	39,600	38,400	148,800	170,400
– Sold	33,900	37,800	24,400	38,200	38,800	148,700	168,500
Average realized gold price (per ounce)	$553	$618	$617	$636	$600	$603	$444
Total cash costs (per ounce)	$417	$375	$361	$436	$470	$425	$324

Financial Data

Revenues	$18.8	$23.4	$15.1	$24.4	$23.1	$89.7	$74.9
Earnings from operations	$(0.3)	$4.5	$1.9	$1.5	$0.3	$6.0	$1.4

(1)	Results from Musselwhite mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This six week column includes Musselwhite’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.
Gold production at Musselwhite was 13% lower in 2006 compared to 2005. In 2006 grade was slightly higher, however, mill throughput was 12% lower, primarily due to a shortfall in underground tonnes mined. During 2006 mine output was lower as a result of lower than planned equipment availability, stope failures early in the year, manpower turnover and unexpected power failures during the summer. These events directly impacted the mining plan and stope flexibility which resulted in a reduction in tonnes mined. During the fourth quarter of 2006, underground mining capacity improved as these challenges were addressed resulting in 9% improvement in mill throughput over the third quarter.
Cash costs per ounce were 31% higher in 2006 than 2005 due to reduced gold production (13%), higher cash operating costs (9%) as well as the effect of a 7% stronger Canadian dollar in relation to the US dollar. Most of the operating cost overrun was incurred by the underground mine in the development, mucking and level services areas as a result of higher equipment maintenance costs, increased labor and consumables costs.
Exploration drilling completed a 2,430 meter mother hole and two daughter holes on the North Shore of Opapimiskan Lake. This hole is located on the down-dip projection of the ore body, 3 kilometers from the existing reserves and 1.8 kilometers north of the last economic intersection on the main Musselwhite Trend. Drilling has intersected several iron formations and shear zones and has returned several narrow high grade intersections indicating the existence of gold in the mineralizing system well north of the existing mine. Drilling on this target continues in 2007.
Exploration also continues to obtain excellent results from the PQ Deeps and will continue mine development in 2007 in this area focusing on extending to existing PQ Deeps resources and converting the existing Inferred Mineral Resources to Mineral Reserves.
GOLDCORP      |      9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada (Goldcorp’s interest – 51%)(1)

						Total	Total
	Q1	Q2	Q2(2)	Q3	Q4	2006	2005

Operating Data
Tonnes of ore milled	508,500	554,700	304,900	538,400	549,400	2,151,000	2,175,600
Average mill head grade (grams/tonne)	2.17	2.57	2.59	2.71	2.73	2.55	2.87
Average recovery rate (%)	90%	90%	94%	94%	95%	93%	93%
Gold (ounces)
– Produced	31,400	41,300	23,500	44,300	45,700	162,700	190,900
– Sold	33,400	42,000	25,300	44,700	48,100	168,200	186,100
Average realized gold price (per ounce)	$554	$616	$610	$622	$617	$606	$443
Total cash costs (per ounce)	$434	$361	$344	$337	$364	$370	$284

Financial Data

Revenues	$18.5	$26.0	$15.3	$27.9	$29.7	$102.1	$82.5
Earnings from operations	$(0.8)	$4.4	$3.4	$6.9	$6.6	$17.1	$(0.8)

(1)	Results from Porcupine mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Porcupine’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.
Gold production in 2006 of 162,700 ounces was 15% lower than the 190,900 produced in 2005 due to the transition from the higher grade Dome open pit mine to the lower grade Pamour open pit. Lower grades were compounded by higher than expected mining dilution and higher grade variability in parts of the Pamour open pit mined during the first half of 2006. These issues have been resolved and grades improved throughout the second half of 2006. This trend combined with mining optimization and other improvements resulted in gold production and cash costs in the second half versus the first half of 2006 24% higher and 10% lower respectively. Increased operating supply costs combined with lower production impacted unit costs negatively during the year as compared with 2005. However, cost reduction initiatives were successful in lowering operating costs mitigating the unit cost impact. 2006 cash costs were also impacted by a 7% strengthening of the Canadian dollar relative to the US dollar.
Exploration and project development continues to strengthen the core operating assets and identify new mining opportunities within the Timmins camp with 134,714m of diamond drilling completed in 2006. The drilling focused on expanding reserves at the high-grade Hoyle Pond deposit and outlining additional resources. Total reserve additions from all sources more than replaced 2006 production ounces and total mineral resources have seen increases from Hollinger, Brulan and Pamour.
10      |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Luismin mines, Mexico

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005(1)

Operating Data
Tonnes of ore milled	255,800	267,400	276,700	285,800	1,085,700	912,400
Average mill head grade (grams/tonne)
– Gold	6.18	6.61	6.50	6.08	6.34	5.94
– Silver	348	358	316	296	328	343
Average recovery rate (%)
– Gold	94%	94%	94%	94%	94%	95%
– Silver	87%	89%	89%	89%	89%	89%
Produced (ounces)
– Gold	47,800	53,600	54,400	52,600	208,400	164,900
– Silver	2,191,900	2,388,400	2,233,200	2,118,200	8,931,700	7,729,800
Sold (ounces)
– Gold	46,500	54,900	53,400	52,200	207,000	163,600
– Silver	2,167,900	2,449,100	2,202,900	2,081,800	8,901,700	7,654,400
Average realized price (per ounce)
– Gold	$554	$629	$618	$615	$606	$445
– Silver(2)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs per gold ounce(2)	$117	$109	$132	$167	$131	$117

Financial Data

Revenues	$34.2	$44.1	$41.5	$39.8	$159.6	$99.8
Earnings from operations	$9.0	$13.3	$10.5	$5.0	$37.8	$21.2

(1)	This column shows the 2005 full year data for comparative purposes only. Luismin’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Luismin achieved record production levels in 2006 for the third consecutive year. Continued improvements to the milling process during 2006 led to an increase in mill throughput as well as a 44% increase in gold production. Development rates increased 25% at San Dimas enabling the mine to supply the mill at the higher production rates.
Exploration activities continued throughout this year, achieving very good results in San Dimas, the new exploration areas of Graben Sinaloa and El Cristo. Exploration of the high grade zone of the Central Block continued to confirm grade and tonnage expectations. Despite the 2006 record production, proven and probably reserves increased by 53% from the previous year.
Exploration at the Nukay Mine and the peripherals, adjacent to the Los Filos project, has confirmed the presence of economical ore around the intrusive contact with the limestone (Skarn) and the potential is open to depth. The total proven and probable gold reserves at Nukay more than doubled in 2006 to 700,000 ounces and is an important indication of the prospectivity of this area.
GOLDCORP      |      11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico(1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4(2)	2006	2005

Operating Data
Tonnes of ore mined	678,500	706,800	610,800	637,500	414,600	2,633,600	2,141,400
Tonnes of waste removed	1,073,700	1,250,500	1,270,300	1,163,300	772,100	4,757,800	4,757,800
Ratio of waste to ore	1.6	1.8	2.1	1.8	1.9	1.8	1.8
Tonnes of ore milled	526,100	556,400	510,200	515,000	334,300	2,107,700	1,668,100
Average mill head grade (grams/tonne)	3.86	4.49	5.01	5.46	6.28	4.70	3.87
Average recovery rate	93%	94%	94%	94%	94%	94%	92%
Gold (ounces)
– Produced	62,300	75,400	77,100	84,800	63,600	299,600	191,600
– Sold	62,000	75,800	77,000	82,000	71,000	296,800	197,600
Average realized gold price (per ounce)	$556	$624	$612	$625	$630	$607	$454
Total cash costs (per ounce)	$114	$100	$108	$94	$97	$103	$137

Financial Data

Revenues	$34.8	$47.9	$47.1	$52.2	$45.1	$182.0	$90.1
Earnings from operations	$20.0	$31.8	$30.7	$36.9	$14.3	$119.4	$40.0

(1)	Results from El Sauzal mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes El Sauzal’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
The El Sauzal mine achieved record production in 2006 with 299,600 ounces of gold compared with 191,600 gold ounces in 2005. Total cash costs decreased 25% to $103 per ounce in 2006, compared to $137 per ounce in 2005. The higher gold production and lower cash costs resulted from higher mill throughout, gold grades and recoveries. Mill throughput for the year averaged 23% more than 2005 due to a combination of good ore blending and improved operational performance of the tailings presses. Mill feed grades averaged 4.70 grams /tonne or 21% higher than the 3.87 gram/tonne achieved in 2005. Gold recovery in the mill was 94% compared to expected recoveries of 92%.
The mine worked with government agencies during the year to improve on safety performance and environmental requirements. The mine recorded no lost time accidents in 2006. Also through efforts of the entire workforce the site was awarded a “Clean Industry Certificate” from the Mexican federal agency for environmental protection.
12      |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala(1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4(2)	2006	2005

Operating Data
Tonnes of ore milled	213,000	220,800	271,900	383,100	290,000	1,088,800	116,000
Average mill head grade (grams/tonne)
– Gold	6.44	4.19	4.02	5.13	5.26	4.92	6.49
– Silver	82	66	63	85	88	75	80
Average recovery rate (%)
– Gold	88%	85%	89%	87%	86%	87%	82%
– Silver	58%	58%	69%	60%	60%	60%	53%
Produced (ounces)
– Gold	43,300	28,900	33,700	55,100	42,300	161,000	23,900
– Silver	321,000	273,300	382,000	622,100	490,000	1,598,400	154,600
Sold (ounces)
– Gold	37,000	34,800	32,000	50,000	41,000	153,800	21,000
– Silver	240,000	310,000	335,000	558,000	508,000	1,443,000	113,000
Average realized gold price (per ounce)	$560	$625	$597	$621	$627	$602	$513
Total cash costs (per ounce)(3)	$208	$258	$268	$137	$113	$209	$217

Financial Data

Revenues	$23.1	$25.5	$23.1	$38.2	$32.3	$109.9	$11.7
Earnings from operations	$7.5	$6.1	$5.3	$17.5	$16.0	$36.4	$2.6

(1)	Results from Marlin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Marlin’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.

(3)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at Marlin for the year ended December 31, 2006, would be $270 per ounce of gold and $5 per ounce of silver (2005 – $241 and $4 respectively).
Marlin commenced commercial production in the fourth quarter of 2005. In its first full year of production, Marlin achieved 161,000 ounces of gold and 1.6 million ounces of silver. The ramp-up process to full production lagged during 2006 while materials and new equipment were ordered and installed to rectify problems with leach tank agitators and material feed systems. During the last months of the year, the process plant consistently achieved design tonnages and gold recoveries.
In 2007, the underground mine will ramp—up production to full capacity over the first 6 months. The process plant will be implementing improvements to the process leach circuit to allow increased throughput while maintaining metallurgical recoveries. During 2007, fleet additions as well as personnel training will result in sustainable production from the underground. Open pit mining remains on target, and in 2006 took on the additional task of tailings impoundment construction. The ability to have construction materials found in the Marlin surface deposit for use at the tailings impoundment reduced rehandling and has reduced construction costs.
The Company continues to work with the communities around the project, and with the government, in capacity-building in the Guatemala mining industry. During the year, the Company agreed to waive the income tax exoneration permitted by law, in exchange for a commitment by the government of Guatemala to use some of the resources for training in the Ministries of Energy and Mines and Environment and for infrastructure improvements in the communities surrounding the mine.
GOLDCORP      |      13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
San Martin mine, Honduras(1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4(2)	2006	2005

Operating Data
Tonnes of ore mined	1,258,500	1,070,800	794,300	898,500	527,100	4,022,131	5,200,100
Tonnes of waste removed	1,020,200	1,180,400	1,172,100	1,083,000	768,000	4,455,700	4,051,500
Ratio of waste to ore	0.81	1.10	1.48	1.21	1.46	1.11	0.78
Tonnes of ore processed	1,258,500	1,070,800	795,800	898,500	527,100	4,023,600	5,198,600
Average mill head grade (grams/tonne)	0.74	0.74	0.86	0.80	0.78	0.78	0.68
Average recovery rate	57%	55%	54%	56%	55%	55%	59%
Gold (ounces)
– Produced	15,000	17,300	14,000	13,300	9,700	59,600	81,500
– Sold	15,700	17,400	14,500	14,000	13,000	61,600	80,800
Average realized gold price (per ounce)	$556	$627	$611	$627	$629	$605	$444
Total cash costs (per ounce)	$325	$359	$303	$419	$427	$350	$294

Financial Data

Revenues	$8.8	$11.0	$8.8	$8.9	$8.3	$37.5	$36.1
Earnings from operations	$1.3	$2.3	$2.4	$1.0	$2.1	$7.0	$3.4

(1)	Results from San Martin mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes San Martin’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
The San Martin mine produced 59,600 ounces of gold in 2006 after transitioning from placing agglomerated crushed ore on the heap leach pad to placing run-of-mine material in 2005. All the ore in 2006 was placed directly on the heap leach pad and was primarily mined from the Palo Alto pit. Total cash costs were $350 per ounce in 2006, compared to $294 per ounce in 2005, primarily as a result of less ore tonnes being placed on the heap leach pad due to low equipment availability and higher operating costs associated with maintaining the aging mining fleet.
Reclamation of the remainder of the mined-out Rosa pit was essentially completed during 2006. In the Palo Alto pit, the effort continued to plant pine trees and other local species along the mined-out benches.
Mining at the Palo Alto pit will be completed at the end of the third quarter of 2007 at which time a small satellite pit adjacent to Palo Alto will be mined for the remainder of the year. It is planned that all mining operations will be completed by the end of 2007. The mine is expected to recover ounces from the leach pads through 2009.
14      |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005(1)

Operating Data
Tonnes of ore mined	2,366,600	2,550,200	2,668,600	4,040,100	11,625,500	12,514,500
Tonnes of waste removed	8,059,500	7,363,600	8,029,900	6,982,400	30,435,400	30,582,500
Ratio of waste to ore	3.4	2.9	3.0	1.7	2.6	2.4
Tonnes of ore milled	3,308,600	3,472,600	3,400,500	3,449,400	13,631,100	13,728,000
Average mill head grade
– Gold (grams/tonne)	0.76	0.78	0.76	0.53	0.71	0.63
– Copper (%)	0.63%	0.61%	0.54%	0.48%	0.56%	0.57%
Average recovery rate (%)
– Gold	77%	79%	78%	75%	78%	78%
– Copper	89%	89%	89%	83%	88%	90%
Produced
– Gold (ounces)	62,300	68,500	65,200	44,200	240,200	216,500
– Copper (thousands of pounds)	40,800	41,800	36,000	30,300	148,900	154,900
Sold
– Gold (ounces)	51,500	74,000	58,200	54,000	237,700	215,300
– Copper (thousands of pounds)	33,500	46,700	33,100	31,200	144,500	152,000
Average realized price
– Gold (per ounce)	$577	$608	$628	$639	$613	$452
– Copper (per pound)	$3.25	$4.44	$3.70	$2.51	$3.58	$1.89
Total cash costs (per gold ounce)(2)	$(1,310)	$(1,661)	$(1,074)	$(492)	$(1,176)	$(639)

Financial Data

Revenues	$125.0	$230.0	$143.8	$94.3	$593.1	$339.2
Earnings from operations	$78.4	$143.5	$78.1	$34.2	$334.2	$158.0

(1)	This column shows the 2005 full year data for comparative purposes only. Alumbrera’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera for the year ended December 31, 2006 would be $215 per ounce of gold and $1.31 per pound of copper (December 31, 2005 – $166 per ounce of gold and $0.83 per pound of copper).
GOLDCORP      |      15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera’s production increased from 216,500 ounces of gold in 2005 to 240,200 ounces of gold in 2006. Copper production was down slightly due to lower grade realized in the fourth quarter. Total cash costs decreased in 2006 to minus $1,176 per ounce of gold, net of by-product copper credits, compared to minus $643 per ounce last year. This decrease in total cash costs resulted primarily from higher realized copper prices of $3.58 per pound for the year. Co-product cash costs increased to $215 per ounce of gold in 2006 compared with $166 in 2005, from the impact of the royalty payment to Yacimientos Mineros de Agua de Dionisio (“YMAD”), a government owned corporation, which commenced during the second quarter of 2006. The royalty is 20% of net proceeds, as defined in the Royalty agreement, which approximates EBITDA, less capital expenditures and working capital adjustments.
Gold and copper productions are 32% and 16% lower respectively in the fourth quarter of 2006 due to lower grades, in line with management expectations, and also due to lower recoveries as a result of processing high gypsum content ore. Alumbrera is currently studying a number of processing and mine plan enhancements to increase recoveries. By-product cash cost is higher at minus $492 per gold ounce from minus $1,074 in the prior quarter due to lower copper sales volume and lower average realized copper prices. The average realized copper price of $2.51 per pound for the fourth quarter is below the average spot price of $3.17 per pound due to normal price adjustments in accordance with concentrate sales terms, lowering revenues by approximately $20 million.
The capital expansion of the concentrator to a 40 million tonne per annum milling capacity was completed in December 2006.
16      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Amapari mine, Brazil

					Total
	Q1	Q2	Q3	Q4	2006

Operating Data
Tonnes of ore mined	362,400	548,100	555,000	546,900	2,012,400
Tonnes of waste removed	3,074,600	3,220,900	3,289,600	3,036,400	12,621,500
Ratio of waste to ore	8.5	5.9	5.9	5.6	6.3
Tonnes of ore processed	302,400	475,600	411,100	390,100	1,579,200
Average grade of gold processed (grams/tonne)	2.03	2.00	2.04	2.68	2.19
Average recovery rate (%)(1)	66%	68%	64%	62%	64%
Gold (ounces)
– Produced(2)	20,400	18,900	17,300	27,600	84,200
– Sold	22,600	19,700	17,900	25,300	85,500
Average realized gold price (per ounce)	$556	$630	$623	$616	$604
Total cash costs (per ounce)	$464	$572	$593	$492	$524

Financial Data

Revenues	$12.6	$12.3	$11.2	$15.6	$51.7
Loss from operations	$(3.0)	$(6.7)	$(6.5)	$(173.4)	$(189.6)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
The Amapari mine produced 84,200 ounces of gold and sold 85,500 ounces of gold in 2006. While commercial production was achieved effective January 1, 2006, ore processing and gold production were below expectations for 2006.
Amapari had a markedly improved fourth quarter operating performance, with higher average gold head grades and higher gold recoveries from the in-process leach pads1 due to the significant changes made to the operation during the year. Improved gold recoveries were achieved via improvements to the leach pad irrigation systems and a reduction in leach pad height from 10 meters to 6 meters. Indications from the first reclaimed and reconciled 6 meter leach pad show that recoveries of over 75% were achieved.
Total cash costs of $524 for the year were negatively impacted by the lower than expected gold production during the first nine months of 2006 and costs associated with the plant retro fit and modification programs. Cost reduction programs were implemented and continued throughout the year with a positive impact on costs occurring in the fourth quarter.
Exploration work and delineation drilling continues to focus on Urucum (extensions to high grade underground mineralization), Tapereba C, Urucum East, and Vila do Meio where encouraging results were received during the year.
Proven and probable reserves at Amapari have been revised downward to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probably reserves. As a result, the Company recognized an impairment charge of $175 million in 2006.

[1]	Note that reported recoveries of 62% for the fourth quarter are on fully reclaimed pads which were leached before the improvements could take effect.
GOLDCORP      |      17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
La Coipa mine, Chile (Goldcorp’s interest – 50%)(1)

						Total	Total
	Q1	Q2	Q2(2)	Q3	Q4	2006	2005

Operating Data
Tonnes of ore milled	788,800	738,000	383,000	638,900	396,600	2,562,300	3,248,074
Average mill head grade (grams/tonne)
– Gold	1.19	0.82	0.84	0.76	1.02	0.95	1.01
– Silver	58	54	61	74	273	94	45
Average recovery rate (%)
– Gold	83%	83%	81%	75%	67%	78%	81%
– Silver	52%	63%	62%	57%	67%	64%	54%
Produced (ounces)
– Gold	25,100	16,600	7,600	11,900	8,800	62,400	84,100
– Silver	769,500	814,900	365,100	866,700	2,326,400	4,777,500	2,547,300
Sold (ounces)
– Gold	27,000	18,300	9,200	10,900	13,900	70,100	89,100
– Silver	751,700	762,500	410,000	654,900	2,176,600	4,345,700	2,856,100
Average realized price (per ounce)
– Gold	$558	$629	$612	$628	$608	$597	$445
– Silver	$10.04	$12.34	$11.33	$11.80	$12.59	$11.99	$7.21
Total cash costs per gold ounce(3)	$194	$44	$197	$89	$(794)	$(57)	$220

Financial Data

Revenues	$22.6	$21.0	$10.4	$14.6	$35.6	$93.8	$60.3
Earnings from operations	$7.3	$4.3	$(1.5)	$(2.2)	$12.2	$21.6	$11.6

(1)	Results from La Coipa mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition May 12, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes La Coipa’s operations for the period May 12, 2006, the date of acquisition to June 30, 2006.

(3)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If gold production were treated as a co-product, average total cash costs for the year ended December 31, 2006 would be $305 per ounce (December 31, 2005 – $312 per ounce).
La Coipa mine produced 62,400 ounces of gold at a total cash cost of minus $57 per ounce in 2006, compared with 84,100 ounces of gold at a total cash cost of $220 per ounce during 2005. Silver production increased significantly to 4.8 million ounces in 2006 compared with 2.5 million ounces in 2005 due to mining the high silver grade Puren mine which commenced in July 2006. The lower cash costs are reflective of the higher silver by-product credits (increased silver production combined with higher realized silver prices). The Puren mine is contained in a stand alone joint venture with Codelco where the La Coipa mine is the project manager with a 65% equity interest in the deposit.
The milled tonnes decreased compared to previous quarters with the introduction of Puren ore. Gold and silver recovery decreased due to lower recovery associated with Puren ore and lower recovery of ore from Brecha Norte pit which contained higher levels of copper.
18      |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Wharf mine, United States

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005

Operating Data
Tonnes of ore mined	701,700	729,100	822,700	714,500	2,968,000	2,761,400
Tonnes of ore processed	787,900	715,300	854,400	682,800	3,040,400	2,635,300
Average grade of gold processed (grams/tonne)	1.01	1.04	0.91	1.12	1.02	1.00
Average recovery rate (%)	75%	75%	75%	75%	75%	75%
Gold (ounces)
– Produced	9,900	15,500	19,600	18,000	63,000	62,500
– Sold	11,800	14,800	19,800	17,000	63,400	80,800
Average realized gold price (per ounce)	$559	$618	$610	$619	$605	$446
Total cash costs (per ounce)	$315	$343	$354	$340	$340	$304

Financial Data

Revenues	$7.2	$9.7	$12.7	$11.0	$40.6	$37.1
Earnings from operations	$1.9	$1.8	$2.9	$5.7	$12.3	$3.9
The Wharf Mine produced 63,000 ounces of gold in 2006 compared to 62,500 ounces in 2005. Gold sales were 63,400 ounces, compared to 80,800 ounces in 2005. (The decrease in gold sales is due to the 22,000 ounces of gold held as inventory at December 31, 2004 and sold in 2005). Refinery modifications made in the second quarter contributed to improved gold production in the second half of 2006, which had previously been hampered by high silver content.
Total cash costs were $340 per ounce in 2006, compared to $304 per ounce during 2005 due primarily to higher state production taxes based on higher gold prices.
In 2007 mine exploration will focus on extending the mine life which is currently limited. Mining of the Trojan pit will be completed by mid-2007 but mine operations are currently expected to continue through mid-2008 with the addition of the Deep Portland ore reserve. Gold will continue to be produced from the heap leach pads throughout 2008 and into 2009.
The on-going progressive reclamation practice is an important aspect of the successful mine site rehabilitation program at the Wharf and Golden Reward properties. As part of the ongoing program, approximately 11 acres of disturbed land were reclaimed in the Trojan pit area in 2006.
GOLDCORP     |     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest – 67%)(1)

						Total	Total
	Q1	Q2	Q3	Q4	Q4(2)	2006	2005

Operating Data
Tonnes of ore mined	1,073,200	1,490,400	1,364,400	1,850,900	1,103,200	5,778,900	5,472,900
Tonnes of waste removed	5,806,600	4,741,800	5,003,600	3,844,500	2,433,700	19,396,500	22,849,800
Ratio of waste to ore	5.4	3.2	3.7	2.1	2.2	3.4	4.2
Tonnes of ore processed	1,073,300	1,490,500	1,364,400	1,850,900	1,103,200	5,779,100	5,472,900
Average head grade (grams/tonne)	0.71	0.62	0.82	0.81	0.69	0.74	0.98
Average recovery rate	70%	70%	70%	70%	70%	70%	70%
Gold (ounces)
– Produced	27,200	17,100	20,900	34,600	24,900	99,800	137,100
– Sold	26,000	17,100	20,400	34,700	30,700	98,200	139,800
Average realized gold price (per ounce)	$555	$616	$620	$621	$625	$602	$450
Total cash costs (per ounce)	$280	$316	$303	$315	$308	$304	$216

Financial Data

Revenues	$14.4	$10.5	$12.7	$21.6	$19.2	$59.2	$62.9
Earnings from operations	$3.3	$3.0	$3.1	$6.6	$6.3	$16.0	$19.4

(1)	Results from Marigold mine are only included in Goldcorp’s financial results for the period subsequent to the date of acquisition November 4, 2006. Prior period results are shown for comparative purposes only and may not include all pro forma financial adjustments required had the acquisition in fact taken place in January 1, 2005.

(2)	This column includes Marigold’s operations for the period November 4, 2006, the date of acquisition to December 31, 2006.
Marigold produced 99,800 ounces of gold compared with 137,100 ounces in 2005 due to lower ore head grades, as well as slower leaching rates from Antler Pit ore. Total cash costs were $304 per ounce in 2006, compared to $216 per ounce in 2005, primarily as a result of the lower gold grades and increased equipment maintenance costs.
In December, 2006, Marigold became the first operating mine in the world to be certified as fully compliant with the International Cyanide Management Code.
20      |      GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Peak mine, Australia

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005(1)

Operating Data
Tonnes of ore milled	173,700	180,700	173,300	175,100	702,800	657,800
Average mill head grade
– Gold (grams/tonne)	6.61	4.90	4.99	7.86	6.08	6.97
– Copper (%)	0.70%	0.61%	0.49%	0.52%	0.58%	0.50%
Average recovery rate
– Gold (%)	90%	90%	83%	91%	90%	91%
– Copper (%)	80%	79%	58%	72%	74%	77%
Produced
– Gold (ounces)	33,400	25,500	23,200	40,500	122,600	133,400
– Copper (thousands of pounds)	2,131	1,907	1,103	1,450	6,591	5,574
Sold
– Gold (ounces)	35,300	26,300	12,900	40,000	114,500	131,200
– Copper (thousands of pounds)	1,915	2,114	—	1,590	5,619	4,677
Average realized price
– Gold (per ounce)	$558	$631	$526	$597	$585	$459
– Copper (per pound)	$2.21	$3.66	$—	$3.52	$3.10	$2.04
Total cash costs per gold ounce (2)	$192	$193	$398	$192	$215	$217

Financial Data

Revenues	$22.6	$22.9	$6.3	$27.9	$79.7	$62.9
Earnings from operations	$7.1	$7.1	$(1.0)	$8.2	$21.4	$17.0

(1)	This column shows the 2005 full year data for comparative purposes only. Peak’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.

(2)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If gold production were treated as a co-product, average total cash costs for the year ended December 31, 2006 would be $294 per ounce (December 31, 2005 — $314 per ounce).
In 2006, Peak achieved a significant number of year-on-year improvements including a new processing record of 702,800 tonnes milled, mined tonnes were 11% higher with the additional production coming from New Cobar underground, and copper grades were 16% higher in 2006. The cost per tonne milled including all capital and excluding copper by-product credits, was 3% lower than 2005 despite increases in labor and materials costs. Total cash costs of $215 per gold ounce in 2006 ($217 per gold ounce in 2005) remained low despite lower gold production as a result of strong by-product copper credits.
Peak produced 122,600 ounce of gold compared with 133,300 in 2005, due to lower gold grades since the cut-off grade was lowered in a higher price environment. In particular, higher copper prices have allowed many stopes to be mined on copper grades alone, reducing overall gold grades and gold production for the year.
A recently completed gravity cyanide leach project has produced a 0.6% recovery increase to the overall mill recovery.
Exploration work and delineation drilling continues to focus on New Cobar, Upper Peak and Perseverance Zone D where additional resources were discovered during the year to replace the depletion from mining in 2006.
GOLDCORP     |     21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Silver Wheaton Corp (Goldcorp’s interest – 49%; 100% figures shown)

					Total	Total
	Q1	Q2	Q3	Q4	2006	2005(1)

Operating Data
Ounces of silver sold
– Luismin	2,171,000	2,447,500	2,213,500	2,146,200	8,978,200	7,766,500
– Zinkgruvan	501,000	482,900	286,700	415,200	1,685,800	1,673,600
– Yauliyacu	—	875,000	1,020,000	972,000	2,867,000	—
Total	2,672,000	3,805,400	3,520,200	3,533,400	13,531,000	9,440,100
Average realized silver price (per ounce)	$9.62	$12.46	$11.86	$12.35	$11.72	$7.26
Total cash costs (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$25.7	$47.4	$41.8	$43.6	$158.5	$70.8
Earnings from operations	$11.3	$24.4	$18.8	$21.2	$75.7	$21.5

(1)	This column shows the 2005 full year data for comparative purposes only. Silver Wheaton’s operations are included in Goldcorp’s financial results for the period subsequent to February 14, 2005, the date of acquisition of Wheaton River Minerals.
On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares.
On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share, resulting in a dilution gain for Goldcorp of $63.8 million.
On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. Goldcorp’s interest in Silver Wheaton decreased to 49% as a result of the sale of common shares.
In March 2006, Silver Wheaton entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on production from their Yauliyacu mining operation in Peru. Total upfront consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered is due under the contract, subject to inflationary adjustment.
PROJECT DEVELOPMENT REVIEW
Los Filos Project, Mexico
The Los Filos Project consists of two open pits (Los Filos and Bermejal), and a single heap leach facility and was 90% complete as of December 2006. The forecasted total project capital expenditure is $270 million.
All mine equipment needed for the twin open pit operation is on site with the exception of one Hitachi 2500 hydraulic shovel scheduled to arrive early in 2007. Pre-stripping of both pits was completed with almost 35 million tonnes mined as of 2006 year end.
Basic infrastructure works and procurement such as primary and secondary access roads, and power and water supply systems were completed during 2006.
Construction of the project is near completion and operations are expected to commence during the second quarter of 2007. Loading of the first heap leach pad cell started in December and the operational team has been assembled and processes and systems are in place.
22     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Peñasquito Project, Mexico
The Peñasquito project is located in the state of Zacatecas Mexico near the town of Mazapil. Peñasquito is a world class deposit containing 10 million ounces of proven and probable gold reserves and 575 million ounces of silver reserves. Significant quantities of zinc and lead will add to the revenue base. The deposit remains open to the north, east and at depth. Exploration drilling continued through 2006.
Initial capital expenditures are estimated at $882 million and detailed engineering for the project is progressing. The long lead time items have been ordered and orders for the major mining equipment have been placed.
The environmental impact assessments for the project, electrical line, and supporting facilities were all completed and approved by the appropriate agencies within the Mexican Government. In January, 2007, Goldcorp has received its final permit and now has all permits required for full mine and mill construction and operation of its Peñasquito project. The approvals granted include the primary project “MIA” (Manifestación de Impacto Ambiental) and the high voltage transmission line MIA. In addition, agreements with the municipality of Mazapil are now in place that allow for construction of the mine and routing of the transmission line feeding the project. The Company has also received the “CUS” (Cambio de Uso Suelo) for the project which authorizes a change of land use to allow mining activities on the property. An airstrip has been constructed, concrete foundations have been poured for the site’s medical and construction camp facilities and preparation for mill construction activities is underway. The Company has also added construction management staff for the project.
The initial facility will consist of a 50,000 tonnes per day flotation plant with a planned expansion to double capacity to 100,000 tonnes per day by 2012. A leach pad to accommodate 87 million tonnes of oxide material will also be built. Production from the oxide material will begin in mid-2008 while the sulphide plant will commence operation mid-2009. The mine currently has an estimated 17 year life which includes the expansion.
Éléonore Project, Canada
On March 31, 2006, Goldcorp completed the acquisition of Virginia and its Éléonore gold project. Previous work on the property consisted mainly of surface geological interpretation and subsequently 56 kilometers of drill holes in exploration drilling.
The integration into Goldcorp proceeded with senior staff being assigned to the project, review of documentation and data, and meetings held with various parties involved in the project including Government, Hydro-Quebec and First Nation representatives. Other integration activities completed during the year included the establishment of administrative and human resources programs on and off site, transfer of employees, continuation of the extensive drilling program, and start of project planning, schedule establishment and budget preparation.
Until early August, drilling had been limited to 900 meters vertical in depth. Since then, the down-dip continuity to 2,000 meters vertical is being explored with a deep drill rig with greater capability. Operating drill rigs will be maximized (up to 5 rigs) during the upcoming winter season, starting in early January 2007. The project exploration team continued to carry out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.
Environmental and engineering programs continued, including baseline environmental data collection. With the present site reliant on winter snowmobile trail or summer lake barging operations for logistical support, the design of the permanent airstrip and access road has been completed and permitting is in progress. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
With the bulk of the initial infill drilling completed, a project scoping study is in progress to establish the primary operating parameters of the project. Regional infrastructure is excellent to support a future mining operation with available power, water and year round
GOLDCORP     |     23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
highway access near by. These advantages together with the province of Quebec being a regulatory friendly environment further reinforce the quality of this asset.
In line with Goldcorp’s commitment to sustainable development and social responsibility, the project team is continuing to develop a collaborative relationship with the local First Nations group, the Cree Nation of Wemindji, which has included various meetings and discussions, and various community-wide presentations. Discussions also continue with various governmental departments and Hydro-Québec.
In 2007, extensive drilling will continue, a pre-feasibility study will be carried out, a collaboration agreement with the Cree Nation of Wemindji will be developed and the main mine development permit will be applied for.
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest – 40%)
At the Pueblo Viejo project, Barrick (60% owned and operated) continued to update the feasibility analysis prepared by Placer Dome and review other work completed on the project. As a result of Barrick’s work to date, they have increased the silver recovery from 5% to 84%, added in a copper recovery circuit and potential testing for inclusion of a zinc recovery process.
The next steps with respect to the project include completion of engineering studies, testing on zinc recovery, complete negotiations with the government and finalizing a power sourcing strategy.
Activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. In addition, following a successful Phase I exploration program, Phase II was initiated with the objective of adding mineralized resources to the project. During the year, Barrick conducted 13,000m of drilling and initial result shows potential to extend the pit and more exploration work will be done as we update the reserves and resources statement.
Cerro Blanco Project, Guatemala
During the year, a pre-feasibility study was completed, as were preliminary studies on the geothermal power potential in the project area. Both reports showed potential for the project, especially with a combination of mining and geothermal power production. Permitting remains on hold as revisions to the Environmental Impact Study are carried out to refine the details of the project and the dewatering required to facilitate mining. Once initial approval is received, a contractor is set to begin work on the underground portal. Work with contractors and consultants to begin test well drilling for dewatering and geothermal information continues.
Dee Joint Venture, United States (Goldcorp’s interest – 40%)
As operator of the Dee Joint Venture, Barrick Gold discovered the South Arturo deposit in 2005 and continued exploration during 2006. During the year drilling totaled 60,000 meters in 183 holes identifying a preliminary resource of 2 million ounces of gold within a pit shell defined using a $575 gold price. Goldcorp’s share of this work totaled $3.9 million.
During 2007 additional drilling of 45 holes and 16,500 meters is planned. Additionally, a pre-feasibility study has been initiated with completion scheduled for mid-year. Goldcorp’s share of the 2007 work is estimated at $5.0 million.
24     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2006	2005	2004

Depreciation and depletion	$324.2	$135.3	$21.4
Corporate administration	83.0	43.9	15.5
Exploration	29.0	8.0	6.7
Write-down of mineral interests	174.7	—	—
Depreciation and depletion related to mining activities increased to $324.2 million for the year, compared to $135.3 million in 2005, primarily as a result of the fair value allocations for acquisitions of certain Placer Dome’s mining assets and Glamis’ mining assets. In addition, part of the increase in 2006 and 2005 relates to the depreciation and depletion of Wheaton’s mining assets acquired in February 2005 and the resulting fair value allocation to those assets.
Corporate administration costs have increased year over year since 2004 due primarily to increased corporate activity relating to the acquisitions of Wheaton, Placer and Glamis. Included in corporate administrations are stock option expense in 2006 of $22.7 million (2005 — $13.9 million, 2004 — $5.1 million) which has increased due primarily to the continual vesting of previously issued stock options and additional stock option expense from the consolidation of Terrane and Silver Wheaton.
Exploration costs increased during 2006, compared to 2005, due primarily to the inclusion of certain Placer assets and Glamis’ operating results in 2006. The increase in total explorations costs from 2004 to 2005 reflects the addition of Wheaton assets.
The write down of mineral interests relates to a reduction in proven and probable reserves at Amapari being revised downward to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously included in proven and probably reserves. As a result, the Company recorded an impairment charge of $174.7 million in 2006.
OTHER INCOME (EXPENSE)

	2006	2005	2004

Interest and other income	$18.3	$9.2	$9.3
Interest expense and financing fees	(44.8)	0.1	0.1
Gain on foreign exchange	5.3	0.5	0.2
Non-hedge derivative loss	(4.1)	—	—
Gain (loss) on marketable securities, net	(5.0)	10.2	(9.0)
Gain on sale of shares in subsidiaries, net	109.8	—	—
Dilution gains	63.8	18.7	—
Other	—	(3.6)	—

	143.3	35.1	0.6

During the current year, the Company incurred $44.8 million of interest expense and financing fees as a result of drawing down on credit facilities to fund the acquisition of certain Placer assets. Prior to the acquisition date of May 17, 2006, the Company did not have any debt outstanding in the two years previous.
The Company incurred $5.3 million of foreign exchange gains due mainly to the revaluation of future income tax assets and liabilities.
In the second quarter of 2006, the Company entered into 66 million pounds of copper forward contracts on its expected 2007 production, at a blended rate of $2.91 per pound and 30 million pounds of copper, on its expected 2008 production, at a blended rate of $2.53 per pound. The contracts do not satisfy the hedge effectiveness test, thus a mark-to-market loss of $4.1 million has been recognized in income for the year 2006.
GOLDCORP     |     25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
During the current year, the Company recorded a $5 million provision for decline in the value of marketable securities. In 2005, the Company realized gains on disposal of marketable securities held of $10.2 million. In 2004, the Company recorded a $9.0 million provision for decline in the value of marketable securities.
In the fourth quarter of 2006, the Company completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million.
The Company’s interest in Silver Wheaton declined from 59% to 49% during the year from additional issuance of common shares by Silver Wheaton plus the sale of Silver Wheaton shares. This dilution of interest related to a Silver Wheaton public offering resulted in a dilution of gain of $61.4 million. In addition, the Company’s interest in Terrane declined from 81% to 77% during the year from additional issuance of common shares by Terrane. This dilution of interest resulted in a dilution gain of $2.4 million.
During the fourth quarter of 2005 Silver Wheaton, completed a private placement of shares with third parties, which resulted in a dilution in Goldcorp’s share interest from 65% to 59%. As a result of the dilution in share ownership, a dilution gain of $18.7 million was recognized in 2005, being the difference between the Company’s share of the proceeds and the book value of the underlying equity of the shares involved.
Other costs in 2005 pertain to the acquisition of Wheaton in the amount of $3.6 million relate to severance and restructuring of insurance policies, which may not be capitalized as acquisition costs under accounting standards and thus have been expensed.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2006 totaled $154.5 million, approximately 26% of earnings before taxes and dilution gains. In 2005, income and mining taxes were $142.4 million, or 34% of earnings before taxes and dilution gains (2004 — $30.1 million or 37%).
The lower effective tax rate during 2006 is due to the lower statutory tax rates applicable to the newly acquired operations combined with the recognition of the tax rate reductions announced in Canada, which resulted in a reduction of future income tax liabilities of approximately $46 million.
NON-CONTROLLING INTERESTS
During the year ended December 31, 2006, the Company received 240 million convertible Series A preferred shares of Terrane Metals Corp at a price of C$0.50 per share. On a convertible basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding share. As a result, a non-controlling interest of $22 million was recognized on acquisition of Terrane.
On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement, at a price of C$0.75 per unit for gross proceed of C$10 million. Each unit consists of one common share and one half of a common share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year.
In addition, during 2006, the Company’s interest in Silver Wheaton declined from 59% to 49%, as a result of the Silver Wheaton share issuances and Goldcorp’s disposition of Silver Wheaton shares. The dilution in ownership resulted in $61.4 million dilution gain in 2006 plus additional gain on sale of shares of $109.8 million.
During the year ended December 31, 2005, non-controlling interest, in the amount of $54.9 million, arose as a result of the Wheaton acquisition with respect to Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% during the year, following the issuance of additional shares by Silver Wheaton to non-controlling interests. The non-controlling interests share of Silver Wheaton net earnings for the year ended December 31, 2005 amounted to $8.6 million.
26     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
During the year ended December 31, 2006, the Company sold to Silver Wheaton 9.0 million ounces (2005 — 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 — $30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2005 — $0.4 million). This agreement allows for cancellation with 30 days notice at any time.
In addition, during September 2006, in connection with the Company’s recent acquisition of Glamis, Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.
NON-GAAP MEASURE — TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	2006	2005	2004

Operating expenses per financial statements	$643.8	$304.0	$66.6
Industrial minerals operating expense	—	(9.9)	(11.7)
Treatment and refining charges on concentrate sales	73.9	49.4	—
By-product silver and copper sales, and other	(643.2)	(304.8)	(3.5)
Non-cash adjustments	(17.5)	(9.5)	(2.2)

Total cash costs	$57.0	$29.2	$49.2

Divided by ounces of gold sold	1,708,000	1,344,600	427,600

Total cash costs per ounce of gold	$33	$22	$115

LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2006 the Company held cash and cash equivalents of $555 million (December 31, 2005 — $562 million) and had working capital of $418 million (December 31, 2005 — $582 million).
The Company’s credit facilities include a $500 million revolving credit facility, a $550 million bridge facility and a $350 million revolving credit facility. The facilities are unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn down exceeds 50% of the facility amount. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Amounts drawn on the $500 million credit facility are required to be refinanced or repaid by July 29, 2010. Amounts drawn on the $350 million facility will be required to be refinanced or repaid on May 12, 2008 and amounts drawn on the $550 million facility will be required to be repaid on May 12, 2007. On May 12, 2006, $1.3 billion of these facilities were drawn down to fund the acquisition of certain Placer Dome assets. On June 9, 2006, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay part of the credit facilities. On acquisition of Glamis, the Company assumed a $50 million revolving credit facility. This facility is available for drawdown in United States or Canadian dollars or ounces of silver with repayment at any time during the period ending March 4, 2008 at a bank-base rate or LIBOR (plus 0.25%-1.50% depending on financial ratios). The total amount of credit facilities drawn as at
GOLDCORP     |     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
December 31, 2006, is $925 million which includes $500 million drawn on the $500 million revolving credit facility, $100 million on the bridge facility, $290 million on the $350 million revolving credit facility and $35 million on the $50 million credit facility.
In the opinion of management, the working capital at December 31, 2006, together with future cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $17,966 million at December 31, 2006 from $4,066 million at December 31, 2005, primarily as a result of the acquisition of Glamis, Virginia, and certain Placer assets. The Glamis acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $10,770 million, an increase in total liabilities of $2,528 million, and an increase in shareholders’ equity of $8,242 million.
During the year, the Company generated operating cash flows of $791 million compared with $466 million during 2005. Cash dividend payments for the year totaled $79 million.
During the year ended December 31, 2006, the Company invested a total of $475 million in mining interests, including $100 million at Red Lake, $227 million at the Luismin operations, $17 million at Alumbrera, $25 million at Peak and $19 million at Éléonore.
As of March 8, 2007, there were 707.7 million common shares of the Company issued and outstanding and 15.1 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
Commencing in April 2006, the Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $2.0 million current derivative asset and a $6.1 million long-term liability as at December 31, 2006. A loss in the fair value of these contracts in the amount of $4.1 million has been recognized in earnings during the year.
The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Contractual obligations
Commitments exist as at December 31, 2006 for capital expenditures of approximately $508.3 million, of which $375.2 million relates to Peñasquito. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2006 was $6.2 million (2005 — $7.6 million; 2004 — $5.3 million). Following is a schedule of future minimum rental and lease payments required:

2007	$7.6
2008	6.9
2009	3.3
2010	1.2
2011	1.1

20.1
Thereafter	—

Total minimum payments required	$20.1

The following is a schedule of future bank credit facility repayments based upon maturity dates:

2007	$135.0
2008	290.0
2009	—
2010	500.0

$925.0

28     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr McEwen for proceeds of $0.3 million.
RISKS AND UNCERTAINTIES
The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.
Metal prices
Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2007 budgeted net earnings by approximately 42%, 3% or 8%, respectively.
Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.
Currency fluctuations
Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos, Australian dollars, Brazilian reals, Chilean peso, Guatemalan quetzal and Honduran lempira. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.
GOLDCORP     |     29

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Government regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Foreign operations
The Company’s operations are currently conducted in Mexico, Argentina, Australia, Brazil, Chile, Guatemala and Honduras, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Environmental
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has
30     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
identified the following critical accounting policies and estimates. Note 2 of the Company’s consolidated financial statements describe all of the significant accounting policies.
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $15,129 million at December 31, 2006, and represent capitalized expenditures related to the exploration and development of mining properties and related plant and equipment. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The business combinations were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
GOLDCORP     |     31

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3855, Financial Instruments — Recognition and Measurement (“Section 3855”), and Handbook Section 3865, Hedges (“Section 3865”), which become effective for the Company for periods beginning on or after January 1, 2007.
Comprehensive income
Section 1530 introduces Comprehensive income which is comprised of Net income and Other comprehensive income and represents changes in Shareholders’ equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (“OCI”) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Goldcorp’s Consolidated Financial Statements will include a Consolidated Statement of Comprehensive Income and the cumulative amount, Accumulated Other Comprehensive Income (“AOCI”), will be presented as a new category of Shareholders’ equity in the Consolidated Balance Sheet.
Financial instruments — recognition and measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net earnings. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost. Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in Net earnings, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI. Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net earnings. The change in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net earnings. The amounts recognized in AOCI will be reclassified to Net earnings in the periods in which Net earnings is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net
32     |     GOLDCORP

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net earnings.
Impact of adopting sections 1530, 3855 and 3865
A transition adjustment will be recognized in the opening balance of AOCI as at January 1, 2007, as a result of adjustments arising due to remeasuring financial assets classified as available-for-sale.
The transition amount that will be recorded in the opening AOCI balance on January 1, 2007 may be material to our consolidated financial position. The Company is currently analyzing the requirements of these new standards.
OUTLOOK
The Company expects to produce 2.6 million ounces of gold at an average cash cost of $150/oz in 2007. Capital expenditures for the year are forecast at $750 million, including approximately $315 million at the Peñasquito project in Mexico, $110 million at Red Lake mine in Canada and $95 million at Los Filos and San Dimas—the latter of which includes the on-going construction of a hydroelectric power plant. Exploration expense for 2007 is forecast at $55 million, including $23 million in Canada and $22 million in Mexico.
SUBSEQUENT EVENTS AND PROPOSED TRANSACTIONS
On February 19, 2007, Goldcorp announced that it had signed a Letter of Intent to sell Peak mine in Australia and Amapari mine in Brazil to GPJ Ventures Ltd in exchange for $200 million in cash and $100 million in shares. Goldcorp will own approximately 22% of the new company after the transaction.
CONTROLS AND PROCEDURES
The Company’s management, with the participation of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms. The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
GOLDCORP     |     33

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2005, dated March 21, 2006, and other continuous disclosure documents filed by Goldcorp since January 1, 2006 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
34     |     GOLDCORP

2006 Annual Report
Consolidated Statements of Earnings
Years Ended December 31
(US dollars in millions, except for share and per share amounts – Unaudited)

	Note		2006	2005	2004

Revenues			$1,710.0	$896.4	$191.0

Operating expenses			643.8	304.0	66.6
Depreciation and depletion			324.2	135.3	21.4

Earnings from mine operations			742.0	457.1	103.0

Corporate administration[1]			83.0	43.9	15.5
Exploration			29.0	8.0	6.7
Write-down of mineral interests	6	(e)	174.7	—	—

Earnings from operations			455.3	405.2	80.8

Other income (expense)
Interest and other income			18.3	9.2	9.3
Interest expense and finance fees			(44.8)	0.1	0.1
Gain on foreign exchange			5.3	0.5	0.2
Non-hedge derivative loss	11		(4.1)	—	—
(Loss) gain on marketable securities, net			(5.0)	10.2	(9.0)
Gain on sale of shares in subsidiary	13	(a)	109.8	—	—
Dilution gains	13	(a) & (b)	63.8	18.7	—
Other expenses			—	(3.6)	—

			143.3	35.1	0.6

Earnings before taxes and non-controlling interests			598.6	440.3	81.4
Income and mining taxes	9		154.5	142.4	30.1
Non-controlling interests	13		35.8	12.2	—

Net earnings			$408.3	$285.7	$51.3

[1] Stock option expense (a non-cash item) included in Corporate administration	14	(b) & (c)	$22.7	$13.9	$5.1

Earnings per share
Basic			$0.94	$0.91	$0.27
Diluted	14	(d)	0.93	0.83	0.27

Weighted-average number of shares outstanding (in thousands)
Basic			435,189	314,292	189,723
Diluted	14	(d)	441,264	345,394	193,685
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     35

Financial Review
Consolidated Balance Sheets
At December 31
(US dollars in millions – Unaudited)

	Note	2006	2005

Assets
Current
Cash and cash equivalents		$555.2	$562.2
Restricted cash	4	65.0	—
Marketable securities (market value: $27.0 million; 2005 – $16.1 million)		14.9	11.3
Accounts receivable		67.0	75.1
Income and mining taxes receivable		—	2.8
Future income and mining taxes	9	20.7	26.6
Inventories and stockpiled ore	5	146.5	71.0
Other		14.1	17.2

		883.4	766.2
Mining interests	6	15,128.8	2,980.8
Goodwill	6	1,340.2	142.7
Silver purchase arrangements	7	346.5	74.6
Stockpiled ore	5	75.7	57.3
Long-term investments (market value: $190.9 million; 2005 – $41.1 million)		134.0	33.5
Other	8	57.3	10.9

		$17,965.9	$4,066.0

Liabilities
Current
Accounts payable, accrued liabilities and other		$228.9	$97.5
Income and mining taxes payable		101.7	93.3
Current portion of long-term debt	10	135.0	—

		465.6	190.8
Derivative instrument liability	11	6.1	—
Future income and mining taxes	9	3,615.8	728.1
Long-term debt	10	790.0	—
Reclamation and closure cost obligations	12	226.2	57.7
Income and mining taxes payable		19.5	—
Other		13.2	7.0

		5,136.4	983.6

Non-controlling interests	13	354.5	108.6

Shareholders’ Equity
Common shares, share purchase warrants, and stock options	14	11,825.8	2,653.8
Cumulative translation adjustment		101.9	101.9
Retained earnings		547.3	218.1

		12,475.0	2,973.8

		$17,965.9	$4,066.0

Commitments and contingencies (note 18)
Subsequent event (note 20)

Approved by the board:

Kevin McArthur	Ian Telfer
Director	Director
The accompanying notes form an integral part of these consolidated financial statements.
36     |     GOLDCORP

2006 Annual Report
Consolidated Statements of Cash Flows
Years Ended December 31
(US dollars in millions – Unaudited)

	Note		2006	2005	2004

Operating Activities
Net earnings			$408.3	$285.7	$51.3
Reclamation expenditures	12		(7.3)	(3.6)	(0.7)
Items not affecting cash
Depreciation and depletion			324.2	135.3	21.4
Non-hedge derivative loss	11		4.1	—	—
Loss (gain) on marketable securities, net			5.0	(10.2)	9.0
Gain on sale of shares in subsidiary	13	(a)	(109.8)	—	—
Future income and mining taxes	9		(67.9)	7.1	18.6
Stock option expense	14	(b) & (c)	22.7	13.9	5.1
Non-controlling interests	13		35.8	12.2	—
Dilution gains	13	(a) & (b)	(63.8)	(18.7)	—
Write-down of mining interests	6	(e)	174.7	—	—
Other			(0.3)	(2.9)	(2.9)
Change in non-cash working capital	15		65.6	47.0	(48.7)

Cash provided by operating activities			791.3	465.8	53.1

Investing Activities
Mining interests			(474.5)	(277.5)	(56.1)
Acquisitions, net of cash acquired	15		(1,549.2)	62.4	—
Silver purchase arrangements	7	(a)	(285.3)	—	—
Purchase of marketable securities			—	(8.2)	(22.6)
Proceeds on sale of marketable securities			7.8	36.0	4.6
Proceeds on sale of shares in subsidiary			189.0	—	—
Purchase of long-term investments			(98.9)	(33.6)	—
Increase in restricted cash	4		(65.0)	—	—
Other			(0.8)	—	1.0

Cash used in investing activities			(2,276.9)	(220.9)	(73.1)

Financing Activities
Long-term debt borrowings			1,505.0	—	—
Long-term debt repayments			(660.0)	—	—
Common shares issued, net			527.5	44.0	3.5
Dividends paid to common shareholders			(79.1)	(151.0)	(53.1)
Shares issued by subsidiaries to non-controlling interests			185.0	86.7	—
Other			—	(1.2)	—

Cash provided by (used in) financing activities			1,478.4	(21.5)	(49.6)

Effect of exchange rate changes on cash and cash equivalents			0.2	5.4	24.0

(Decrease) increase in cash and cash equivalents			(7.0)	228.8	(45.6)
Cash and cash equivalents, beginning of year			562.2	333.4	379.0

Cash and cash equivalents, end of year			$555.2	$562.2	$333.4

Cash and cash equivalents is comprised of:
Cash			$178.3	$17.7	$7.5
Short-term money market investments			376.9	544.5	325.9

			$555.2	$562.2	$333.4

Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     37

Financial Review
Consolidated Statements of Shareholders’ Equity
(US dollars in millions, shares in thousands – Unaudited)

			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2004	189,274	$359.7	$16.1	$2.3	$66.3	$63.4	$507.7
Stock options exercised	706	3.6	—	—	—	—	3.6
Fair value of stock options issued and vested	—	—	—	5.0	—	—	5.1
Dividends declared	—	—	—	—	—	(31.3)	(31.3)
Unrealized gain on translation of non-US dollar denominated accounts	—	—	—	—	41.4	—	41.4
Net earnings	—	—	—	—	—	51.3	51.3

At December 31, 2004	189,980	363.3	16.1	7.3	107.7	83.4	577.8
Issued pursuant to Wheaton acquisition (note 3(d))	143,771	1,887.4	290.8	30.8	—	—	2,209.0
Stock options exercised and restricted share units issued/cancelled	2,556	32.2	—	(7.6)	—	—	24.6
Share purchase warrants exercised	3,335	39.8	(20.1)	—	—	—	19.7
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	14.0	—	—	14.0
Share issue costs	—	(0.2)	—	—	—	—	(0.2)
Dividends declared	—	—	—	—	—	(151.0)	(151.0)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5.8)	—	(5.8)
Net earnings	—	—	—	—	—	285.7	285.7

At December 31, 2005	339,642	2,322.5	286.8	44.5	101.9	218.1	2,973.8
Issued pursuant to acquisition of Glamis Gold Ltd (note 3(a))	283,578	8,140.4	—	82.1	—	—	8,222.5
Issued pursuant to acquisition of Virginia Gold Mines Inc (note 3(c))	19,310	398.3	3.6	—	—	—	401.9
Stock options exercised/ cancelled and restricted share units issued	6,523	96.4	—	(24.9)	—	—	71.5
Share purchase warrants exercised	54,472	748.5	(287.2)	—	—	—	461.3
Fair value of new warrants issued	—	(38.9)	38.9	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	18.5	—	—	18.5
Share issue costs	—	(3.7)	—	—	—	—	(3.7)
Dividends declared	—	—	—	—	—	(79.1)	(79.1)
Net earnings	—	—	—	—	—	408.3	408.3

At December 31, 2006	703,525	$11,663.5	$42.1	$120.2	$101.9	$547.3	$12,475.0

Shareholders’ Equity (note 14)
The accompanying notes form an integral part of these consolidated financial statements.
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2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Notes to the Consolidated Financial Statements
Years Ended December 31, 2006, 2005 and 2004
(in United States dollars, except where noted, tabular amounts in millions - Unaudited)
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.

The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the El Sauzal gold mine and Luismin gold/silver mines in Mexico, the Marlin gold/silver mine in Guatemala, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the San Martin gold mine in Honduras, the Peak gold mine in Australia and the Wharf and Marigold (67% interest) gold mines in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project and Peñasquito gold/silver projects in Mexico, the Éléonore gold project in Canada, the Pueblo Viejo gold project (40% interest) in the Dominican Republic, and the Cerro Blanco gold project in Guatemala. Goldcorp also owns a 49% interest in Silver Wheaton Corp, a publicly traded silver mining company and a 77% interest in Terrane Metals Corp (“Terrane”), a publicly traded exploration company.
GOLDCORP     |     39

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments. The principal mining properties of Goldcorp and their geographic locations at December 31, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mine (“Red Lake”) (1)	Canada	100%	Consolidated	Red Lake and Campbell complexes

Porcupine Joint Venture (“Porcupine”) (1)	Canada	51%	Proportionately consolidated	Porcupine mine, unincorporated joint venture

Musselwhite mine (“Musselwhite”) (1)	Canada	68%	Proportionately consolidated	Musselwhite mine, unincorporated joint venture

Les Mines Opinaca Ltée (“Éléonore”) (2)	Canada	100%	Consolidated	Éléonore gold project

Silver Wheaton Corp (“Silver Wheaton”) (3)(4)	Canada	49%	Consolidated	Silver contracts in Mexico, Sweden and Peru

Terrane Metals Corp (“Terrane”) (5)	Canada	77%	Consolidated	Mt Milligan and certain other Canadian exploration interests

Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine

Marigold Mining Company (“Marigold”) (6)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture

Dominicana Corporation (“Pueblo Viejo”) (1)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

Luismin SA de CV (“Luismin”) (3)	Mexico	100%	Consolidated, except for El Limón which is an equity investment	San Dimas, San Martin and Nukay mines, Los Filos and El Limón gold projects

Minas de la Alta Primeria SA de CV (“El Sauzal”) (6)	Mexico	100%	Consolidated	El Sauzal mine

Minera Peñasquito SA de CV (“Peñasquito”) (6)	Mexico	100%	Consolidated	Peñasquito project

Minera Alumbrera Ltd (“Alumbrera”) (3)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture

Montana Explorations de Guatemala SA (“Marlin”) (6)	Guatemala	100%	Consolidated	Marlin mine

Entra Mares de Guatemala SA (“Cerro Blanco”) (6)	Guatemala	100%	Consolidated	Cerro Blanco project

Minerales Entra Mares de Honduras SA (“San Martin”) (6)	Honduras	100%	Consolidated	San Martin mine

Mineraçao Pedra Branca do Amapari Ltda (“Amapari”) (3)	Brazil	100%	Consolidated	Amapari mine

Compania Minera Mantos de Oro (“La Coipa”) (1)	Chile	50%	Proportionately consolidated	La Coipa mine, incorporated joint venture

Peak Gold Mines Pty Ltd (“Peak”) (3)	Australia	100%	Consolidated	Peak mine

(1)	The results of Goldcorp include the Placer Dome assets acquired from Barrick from May 12, 2006 onward (note 3(b)).

(2)	The results of Goldcorp include Éléonore from March 31, 2006, the date of acquisition, onward (note 3(c)).

(3)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter (note 3(d)).

(4)	Goldcorp’s interest in Silver Wheaton has been diluted to 49% upon the issuance of equity by Silver Wheaton to non-controlling interests and the sale of Silver Wheaton common shares on December 8, 2006 (note 13(a)).

(5)	The results of Terrane have been consolidated from July 24, 2006, the date of acquisition (note 13(b)).

(6)	The results of Goldcorp include Glamis from November 4, 2006, the date of acquisition, onward (note 3(a)).
All intercompany transactions and balances have been eliminated.

Variable Interest Entities (‘‘VIE’s’’) as defined by the Accounting Standards Board in Accounting Guideline (‘‘AcG’’) 15, ‘‘Consolidation of Variable Interest Entities’’ are entities in which equity investors do not have the characteristics of a “controlling financial interest’’ or there is not sufficient equity at risk for the entity to finance its activities without additional
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2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. The Company has determined that none of it equity investments qualify as VIE’s.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(d)	Investment in joint ventures

The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the venturers. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

(e)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(f)	Marketable securities

Marketable securities are carried at the lower of cost or market value.

(g)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average cost or replacement cost.

The recovery of gold from certain oxide ores is achieved through the heap leaching process used in certain of the Company’s mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable
GOLDCORP     |     41

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

(h)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 6. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 6. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically viable the capitalized costs are written-off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are charged to operations. Further development expenditures are capitalized to the property.

Mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production are capitalized. Commercial production is deemed to have commenced when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will be continued. The Company determines commencement of commercial production based on the following factors which indicate that planned principal operations have commenced. These would include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the enterprise has been completed as to significant milestones being achieved.
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2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Mine development costs incurred to maintain current production are included in operations. The nature of the Company’s mine development costs includes costs related to accessing ore bodies that will be mined within the current production cycle. The costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction when compared with those mining expenditures incurred either to develop new ore bodies or to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in the future periods, the costs are capitalized and amortized at such time as the related mining area is mined as compared to current production areas where development costs are expensed as incurred given that the short term nature of these expenditures matches the benefit of the ore being mined.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(i)	Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(j)	Silver purchase arrangements

Purchase arrangements for which settlement is called for in silver are recorded at cost. The cost of this asset is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is depreciated on a unit-of-sale basis over the estimated recoverable reserves at the mine corresponding to the specific contract.

Evaluations of the carrying values of each purchase arrangement are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the undiscounted future net cash flows from an operation are less than the carrying value then a write-down to fair value is recorded with a charge to operations.

(k)	Long-term investments

Long-term investments are carried at cost. When a decline in market value that is other than temporary has occurred, these investments are written down to provide for the loss.
GOLDCORP     |     43

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(l)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(m)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(n)	Non-controlling interests

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

(o)	Foreign currency translation

Prior to April 1, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars up until this date using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a cumulative translation adjustment (“CTA”), a separate component of shareholders’ equity. Subsequent to the change in measurement currency described below, the CTA balance will remain the same until the reporting units which gave rise to the CTA balance are disposed of or retired.

Due to the Wheaton acquisition and related changes, including holding a greater proportion of the Company’s cash in United States dollars, it was determined that as of April 1, 2005, the United States dollar is the reporting and measurement currency of the Company’s Canadian operations and therefore these operations have been translated using the temporal method from that date onward. All operations outside of Canada apply the United States dollar as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.
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2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(p)	Earnings per share

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants, and restricted share units with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(q)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. Stock options issued to employees before January 1, 2003 were accounted for using the settlement method and accordingly, no compensation expense has been recorded for those options.

(r)	Financial instruments

The Company’s financial instruments comprise, primarily, cash and cash equivalents, restricted cash, accounts receivable, marketable securities, accounts payable, and income and mining taxes payable. The fair value of these financial instruments approximates their carrying values due primarily to their immediate or short-term maturity. Fair value for other financial instruments have been estimated by reference to quoted market prices for actual or similar instruments where available.

Goldcorp uses copper forward contracts to mitigate the risk of copper price changes on copper sales at Alumbrera. These contracts do not meet the definition of an effective hedge and consequently changes in the fair values of these contracts are recorded in earnings.

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates. The Company has no contracts outstanding.
GOLDCORP     |     45

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
3. BUSINESS COMBINATIONS AND ACQUISITIONS
(a)	Glamis Gold Ltd

On August 31, 2006, Goldcorp and Glamis Gold Ltd (“Glamis”) announced that the respective boards of directors had agreed to combine Goldcorp and Glamis. The transaction was approved by Glamis shareholders on October 26, 2006 and closed on November 4, 2006. Each Glamis common share was exchanged for 1.69 Goldcorp common shares and C$0.0001 in cash. All outstanding Glamis stock appreciation rights (‘‘SAR’s’’) were exercised by the holders into Glamis shares such that holders of the SAR’s received Goldcorp shares and cash at the same share exchange ratio. Each Glamis stock option, which previously gave the holder the right to acquire shares in the common stock of Glamis when presented for execution, was exchanged for a stock option which gives the holder the right to acquire shares in the common stock of Goldcorp on the same basis as the exchange of Glamis common shares for Goldcorp common shares.

The business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Glamis as the acquiree. The consolidated financial statements include the operating results of Glamis for the period subsequent to November 4, to December 31, 2006.

The cost of acquisition in the preliminary purchase allocation includes the fair value of the Goldcorp shares issued and is based on the deemed issuance of 283.2 million Goldcorp common shares at $28.71 per common share, plus SAR’s of Glamis exercised for 0.4 million common shares of Goldcorp at $28.71 per common share, plus 2.8 million stock options of Glamis exchanged for 4.7 million stock options of Goldcorp with a fair value of $82.1 million, plus Goldcorp’s estimated transaction costs of $20.0 million, equaling a total purchase price of $8.2 billion. The price of the Goldcorp common shares was calculated as the average share price of Goldcorp two days before, the day of, and two days after the date of announcement. The stock options have been valued using the Black-Scholes option pricing model.

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
283.2 million common shares of Goldcorp and cash	$8,129.0
0.4 million common shares of Goldcorp on exercise of Glamis SAR’s	11.4
Stock options Goldcorp issued in exchange for those of Glamis	82.1
Acquisition costs	20.0

$8,242.5

Net assets acquired:
Cash and cash equivalents	$73.4
Current assets	50.3
Mining interests	9,786.2
Other assets	52.8
Current liabilities	(63.1)
Long-term debt	(80.0)
Future income tax liabilities	(2,354.8)
Reclamation and closure cost obligations	(30.0)
Goodwill	807.7

$8,242.5

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although
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2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets and future income tax liabilities.

(b)	Placer Dome Inc mining assets

On October 30, 2005, Goldcorp entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire certain of Placer Dome Inc’s (“Placer Dome”) Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 10(a) and (b)) in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane (note 13(b)).

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. These consolidated financial statements include the Placer Dome operation’s results for the period May 12, 2006 to December 31, 2006. The allocation of the purchase price of the Placer Dome operations is summarized in the following table:

Purchase price:
Cash	$1,593.4
Acquisition costs	10.0

$1,603.4

Net assets acquired:
Current assets	$69.8
Mining interests	1,653.7
Other assets	16.1
Current liabilities	(51.7)
Future income tax liabilities	(353.3)
Reclamation and closure cost obligations	(129.2)
Other liabilities	(6.4)
Goodwill	404.4

$1,603.4

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with Emerging Issue Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February 2007, supporting management’s allocation of the purchase consideration.

(c)	Virginia Gold Mines Inc

On March 31, 2006, the Company completed the acquisition of Virginia Gold Mines Inc (“Virginia”). Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement.
GOLDCORP     |     47

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc, “New Virginia”) for each issued and outstanding Virginia share.

This acquisition was accounted for under the purchase method as a business combination with Goldcorp identified as the acquirer and Virginia as the acquiree. The allocation of the purchase price of Virginia is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Virginia (19.3 million shares)	$398.3
Share purchase warrants of Virginia exercisable into Goldcorp shares at conversion of 0.4 shares per warrant	3.6
Acquisition costs	4.0

$405.9

Net assets acquired:
Current assets	$1.2
Mining interest	692.0
Current liabilities	(0.9)
Future income tax liabilities	(286.4)

$405.9

(d)	Wheaton River Minerals Ltd

In December 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton. As of February 14, 2005, the effective date of acquisition, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer. With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares and by April 15, 2005, 100% had been acquired. In addition, each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, was exchanged for a warrant or stock option of Goldcorp, giving the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.
48     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree. These consolidated financial statements include 82% of Wheaton’s operating results for the period February 15 to April 15, 2005, and 100% of the results thereafter. The allocation of the purchase price of the shares of Wheaton is summarized in the following table:

Purchase price:
Common shares of Goldcorp issued to acquire 100% of Wheaton (143.8 million shares)	$1,887.4
Share purchase warrants of Goldcorp issued in exchange for those of Wheaton (174.8 million warrants)	290.8
Stock options of Goldcorp issued in exchange for those of Wheaton (4.9 million options)	30.8
Acquisition costs	26.0

$2,235.0

Net assets acquired:
Cash and cash equivalents	$168.7
Marketable securities	4.3
Other non-cash operating working capital	0.8
Mining interests	2,502.1
Silver contract	77.5
Stockpiled ore, non-current	55.3
Other long-term assets	3.8
Future income taxes, net	(631.8)
Reclamation and closure cost obligations	(24.5)
Future employee benefits	(5.3)
Other liabilities	(10.3)
Non-controlling interest in Silver Wheaton (35%) (note 13(a))	(54.9)

Net identifiable assets	2,085.7
Residual purchase price allocated to goodwill (note 6)	149.3

$2,235.0

A total of 143.8 million Goldcorp shares were issued to acquire a 100% interest in the shares of Wheaton at a price of $13.13 per share. This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend. Share purchase warrants and stock options have been valued using Black-Scholes option pricing models and market prices for listed share purchase warrants. Cash and cash equivalents received on the acquisition of Wheaton are net of acquisition costs and other non-operating liabilities incurred by Wheaton and directly related to the acquisition.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. This process was performed in accordance with CICA Emerging Issues Committee Abstract 152. The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in February 2006, supporting management’s allocation of the purchase consideration.
GOLDCORP     |     49

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
(e)	Bermejal Gold Deposit

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of $70 million from a joint venture of Industrias Peñoles SA de CV and Newmont Mining Corporation. The Bermejal gold deposit is located two kilometers south of Goldcorp’s Los Filos gold deposit. The Company is developing the two deposits as a single project, the Los Filos project, and a detailed engineering study for the combined project was completed in April, 2006. Commercial production is expected to commence during the second quarter of 2007.
4.	RESTRICTED CASH

On December 1, 2006, Goldcorp and Glamis were amalgamated pursuant to the Ontario Business Corporations Act. Goldcorp placed $65 million in escrow in compliance with the United States Foreign Investment in Real Property Tax Act, following the filing of an Application for Withholding Certificate for Dispositions by Foreign Persons of United States Real Property Interests. These funds have been restricted to potentially remit required withholding tax to the United States Internal Revenue Service (“IRS”) following the transfer to Goldcorp of all common shares of a former United States subsidiary of Glamis, a United States Real Property Holding Corporation, which has been deemed to have been disposed of for United States tax purposes. Under United States income tax statutes, Goldcorp is required to withhold 10% of the deemed sale price of the subsidiary and subsequently remit any amount owing to the IRS within 20 days of the IRS issuing the withholding certificate. On February 21, 2007, the Company received clearance from the IRS that no withholdings taxes are required for this amalgamation.

5.	INVENTORIES AND STOCKPILED ORE

	2006	2005

Supplies	$69.5	$25.1
Finished goods	33.9	16.7
Work in process	23.4	22.9
Heap leach ore	22.4	6.2
Stockpiled ore	73.0	57.4

	222.2	128.3
Less: non-current heap leach inventory and stockpiled ore	75.7	57.3

	$146.5	$71.0

Work in process

Work-in-process is the stage between the product (gold, silver, and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).

Heap leach inventory

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Marigold, Wharf and Amapari mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

Stockpiled ore

The low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2016. The portion that is to be processed within one year is reflected as a current asset.
50     |     GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
6.	MINING INTERESTS

	2006			2005
		Accumulated
		depreciation			Accumulated
		and			Depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$14,351.7	$388.7	$13,963.0	$2,533.0	$205.2	$2,327.8
Plant and equipment	1,433.8	268.0	1,165.8	794.9	141.9	653.0

	$15,785.5	$656.7	$15,128.8	$3,327.9	$347.1	$2,980.8

     A summary by property of the net book value is as follows:

	Mining properties
		Non-		Plant and
	Depletable	depletable	Total	equipment	2006	2005

Red Lake (a)	$471.8	$529.3	$1,001.1	$147.6	$1,148.7	$289.5
Porcupine (a)	63.2	93.8	157.0	95.4	252.4	—
Musselwhite (a)	33.0	119.4	152.4	76.8	229.2	—
Éléonore gold project	—	704.2	704.2	—	704.2	—
Canadian exploration properties (note 13(b))	—	157.2	157.2	0.2	157.4	—
Wharf	4.4	—	4.4	0.2	4.6	6.2
Marigold (b)	87.7	397.0	484.7	33.9	518.6	—
Pueblo Viejo (a) (d)	—	98.9	98.9	—	98.9	—
Luismin (c)	191.1	607.2	798.3	68.5	866.9	842.7
Los Filos project	—	431.6	431.6	164.1	595.7	421.8
El Limón project (d)	—	85.0	85.0	2.0	87.0	87.0
El Sauzal (b)	270.9	678.9	949.8	59.9	1,009.8	—
Peñasquito (b)	—	7,015.2	7,015.2	41.3	7,056.5	—
Mexican exploration projects	—	168.4	168.4	—	168.4	169.2
Alumbrera	412.1	—	412.1	248.0	660.1	724.7
Marlin (b)	296.7	787.5	1,084.2	79.4	1,163.6	—
Cerro Blanco (b)	—	16.0	16.0	2.5	18.6	—
San Martin (b)	—	—	—	3.9	3.9	—
Amapari (e)	9.3	37.0	46.3	53.7	100.0	268.7
La Coipa (a)	22.6	26.2	48.8	57.7	106.5	—
Peak	43.5	103.8	147.3	26.0	173.3	169.0
Corporate and other	—	—	—	4.5	4.5	2.0

	$1,906.3	$12,056.7	$13,963.0	$1,165.8	$15,128.8	$2,980.8

     The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

			Reduction of
	2005	Additions	ownership	2006

Red Lake (a)	$—	$404.4	$—	$404.4
Peñasquito (b)	—	807.7	—	807.7
Los Filos	74.3	—	—	74.3
Silver Wheaton	68.4	—	(14.6)	53.8

	$142.7	$1,212.1	$(14.6)	$1,340.2

(a)	The net book values have been allocated according to the fair value of the Placer Dome mining assets acquired.

(b)	The net book values have been allocated according to the preliminary fair value of the Glamis mining assets acquired.
GOLDCORP       |       51

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

(c)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	Total	Total
	Depletable	Non-depletable	Total	equipment	2006	2005

Silver interests	$52.9	$158.8	$211.7	$—	$211.7	$200.0

(d)	The equity investments in these exploration/development stage properties have no current operations. The recorded value represents the fair value of the property at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(e)	The Company recorded a $174.7 million impairment charge against its investment in Amapari as a result of a revision downward of its proven and probable reserves to 485,000 ounces of gold as at December 31, 2006, reflecting the exclusion of sulfide mineralization previously and the pending sale of the mine (note 20).
7.	SILVER PURCHASE ARRANGEMENTS

	December 31, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Yauliyacu (a)	$285.3	$10.6	$274.7	$—	$—	$—
Zinkgruvan (b)	77.9	6.1	71.8	$77.9	$3.3	$74.6

	$363.2	$16.7	$346.5	$77.9	$3.3	$74.6

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285.3 million, comprised of $245.3 million in cash and a $40.0 million promissory note (note 10(e)). In addition, a cash payment of $3.90 per ounce of silver delivered under the purchase arrangement is due (subject to an inflationary adjustment commencing in 2009). The carrying value of the silver purchase arrangement is being amortized to operations on a unit-of-sale basis. As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces.

(b)	In December 2004, Silver Wheaton entered into an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for an upfront cash payment of $50 million, 6 million Silver Wheaton common shares valued at $21.1 million and 30 million Silver Wheaton common share purchase warrants valued at $6.8 million for a total purchase price of $77.9 million. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price, (subject to an inflationary adjustment, beginning in 2007, equal to half of the US Consumer Price Index, with a minimum of 0.4% and a maximum of 1.65% per annum), is due. The carrying value of the silver purchase arrangement is being amortized to operations on a unit-of-sale basis. Under the agreement, Zinkgruvan is required to deliver the equivalent of a minimum of 40 million ounces of silver over the 25 year period following the agreement date. As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces. The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years.
52       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
8.	OTHER LONG-TERM ASSETS

	2006	2005

Reclamation deposits	$17.2	$5.3
Sales/indirect taxes recoverable	28.6	—
Other	11.5	5.6

	$57.3	$10.9

9.	INCOME AND MINING TAXES

	2006	2005	2004

Current income and mining tax expense	$222.4	$135.3	$11.5
Future income and mining tax expense	(67.9)	7.1	18.6

	$154.5	$142.4	$30.1

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2006	2005	2004

Earnings before income taxes	$598.6	$440.3	$81.4
Canadian federal and provincial income tax rates	36.12%	38.47%	40.05%

Income tax expense based on above rates	216.2	169.4	32.6
Increase (decrease) due to:
Impact of reduction in tax rates on future income taxes	(45.8)	—	—
Provincial mining taxes	16.8	20.7	7.5
Non-deductible expenditures	3.7	6.2	2.0
Resource allowance	(8.4)	(17.5)	(9.0)
Lower statutory tax rates on earnings of foreign subsidiaries	(54.5)	(15.6)	(0.2)
Dilution gains not subject to tax	(23.0)	(7.2)	—
Foreign exchange and other permanent differences	16.0	(6.5)	—
Mining duties deduction	(3.6)	(2.3)	(1.5)
Non-taxable portion of realized capital (gains) losses	(15.6)	(2.6)	1.8
Change in valuation allowance	(5.7)	(3.1)	(0.9)
Non-deductible asset write-down	63.1	—	—
Other	(4.7)	0.9	(2.2)

	$154.5	$142.4	$30.1

GOLDCORP       |       53

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
The components of future income taxes are as follows:

	2006	2005

Future income and mining tax assets
Non-capital losses	$121.7	$13.2
Deductible temporary differences and other	112.1	51.4

Value of future income tax and mining assets	233.8	64.6
Valuation allowance	(115.3)	(14.6)

	118.5	50.0

Future income and mining tax liabilities
Taxable temporary differences	(3,713.6)	(751.5)

Future income and mining tax liabilities, net	$(3,591.1)	$(701.5)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets	$20.7	$26.6
Future income and mining tax liabilities	(3,615.8)	(728.1)

Future income and mining tax liabilities, net	$(3,595.1)	$(701.5)

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax Loss Carry Forwards

At December 31, 2006, Goldcorp had Canadian income tax losses for federal income tax purposes totaling $309 million that expire from 2011 through 2025. As well, Goldcorp had investment tax credits of $12 million that expire from 2007 through 2026. A valuation allowance of $93 million has been applied against the future tax asset representing these losses and tax credits.

In the United States Goldcorp had regular tax net operating losses of $57 million that expire from 2016 through 2026. Alternative Minimum Tax (AMT) net operating losses totaled $40 million and AMT credits totaled $8 million. A valuation allowance of $8 million has been applied against the AMT tax credits.

In Mexico Goldcorp possesses $63 million of tax losses expiring from 2007 to 2015. A $5 million valuation allowance has been applied against the related future tax asset.

10.	BANK CREDIT FACILITIES

	2006	2005

$500 million revolving credit facility (a)	$500.0	$—
$550 million bridge facility (b)	100.0	—
$350 million revolving credit facility (b)	290.0	—
$50 million revolving credit facility (f)	35.0	—

	925.0	—
Less: current portion of long-term debt	135.0	—

	$790.0	$—

(a)	In 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum
54       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)

commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. As at December 31, 2006, this facility was fully drawn.

(b)	On April 21, 2006, the Company entered into two credit facilities comprised of a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 14(a)) were required to repay the $550 million bridge facility and the repayment may not be re-borrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 12, 2008. As at December 31, 2006, $290 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 12, 2007.

(c)	The Company has an Aus$5 million ($3.9 million), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at December 31, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	On February 24, 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time. The interest rate on each of these loans is based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase arrangements. During April 2006, both the term loan and the revolving loan were repaid in full. The term loan was cancelled upon repayment while the revolving loan facility remains available.

(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 7), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 13(a)).

(f)	The Company assumed a $50.0 million revolving credit facility as a result of the acquisition of Glamis (note 3(a)). The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank-base rate or LIBOR (plus 0.25%-1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of the Company’s shares in certain U.S. and Mexican mining subsidiaries. As at December 31, 2006, $35 million had been drawn against this facility. The facility was repaid, and cancelled on January 19, 2007.

(g)	In addition, the Company assumed a term loan in the amount of $45.0 million as a result of the Glamis transaction (note 3(a)). The facility provided for up to $45.0 million in funding for development of the Company’s Marlin Project in Guatemala bearing interest at a six-month LIBOR plus 2.625% payable semi-annually. The facility was secured by a pledge of the Company’s shares in the related Guatemalan subsidiaries. This facility was repaid on December 29, 2006.

(h)	Reclamation letters of credit outstanding at the year ended December 31, 2006 totaled $135.5 million (2005 — $31.3 million), with $11.4 million collateralized by certificates of deposits.
Following is a schedule of future bank credit facility repayments:

2007	$135.0
2008	290.0
2009	—
2010	500.0

$925.0

GOLDCORP       |       55

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
11.	DERIVATIVE INSTRUMENTS

Commencing in April 2006, the Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $2.0 million current derivative asset and a $6.1 million long-term derivative liability as at December 31, 2006. A loss in the fair value of these contracts in the amount of $4.1 million has been recognized in earnings during the year.

12.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The Company’s asset retirement obligations consist of reclamation and closure costs for both active and inactive mines. The present value of obligations relating to active mines is currently estimated at $184.2 million (2005 – $49.9 million) reflecting payments for approximately the next 100 years. The present value of obligations relating to inactive mines is currently estimated at $49.9 million (2005 – $7.8 million) reflecting payments for approximately the next 100 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2006 is $234.1 million (2005 – $57.7 million). The undiscounted value of this liability is $768.1 million (2005 – $78.2 million). An inflation rate assumption of 2% has been used. An accretion expense component of $7.0 million (2005 – $8.1 million) has been charged to operations in 2006 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 5%. Changes to the reclamation and closure cost balance during the year are as follows:

	2006	2005

Reclamation and closure cost obligations – January 1	$57.7	$26.4
Arising on acquisition of Placer Dome assets (note 3(b))	129.2	—
Arising on acquisition of Glamis (note 3(a))	30.0	—
Arising on acquisition of Wheaton (note 3(d))	—	24.5
Reclamation expenditures	(7.3)	(3.6)
Accretion expense, included in depreciation and depletion	7.0	8.1
Revisions in estimates and liabilities incurred	13.5	2.3

	234.1	57.7
Less: current portion of reclamation and closure cost obligations, included in Accounts payable, accrued liabilities, and other	(7.9)	—

	$226.2	$57.7

56       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
13.	NON-CONTROLLING INTERESTS

	Silver Wheaton	Terrane	Total

At January 1, 2005	$—	$—	$—
Arising upon acquisition of Wheaton (note 3(d))	54.9	—	54.9
Increase in non-controlling interest (a)(i)	45.1	—	45.1
Share of net earnings	8.6	—	8.6

At December 31, 2005	108.6	—	108.6
Increase in net assets of Silver Wheaton arising upon contract amendment (a)(ii)	32.3	—	32.3
Increase in non-controlling interest (a)(iii)	98.1	—	318.7
Increase in non-controlling interest (a)(iv)	51.9	—	51.9
Arising from transaction with Terrane (b)(i)	—	22.0	22.0
Increase in non-controlling interest (b)(ii)	—	5.8	5.8
Share of net earnings	36.5	(0.7)	35.8

At December 31, 2006	$327.4	$27.1	$354.5

(a)	Silver Wheaton
(i)	As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests giving rise to a dilution gain of $18.7 million which was recognized in earnings in 2005 and an increase in non-controlling interests of $45.1 million.

(ii)	On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at $115.6 million, and a $20.0 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46.6 million, an increase to future income tax liabilities of $14.3 million, and an increase in non-controlling interests of $32.3 million.

(iii)	On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction gave rise to a dilution gain of $61.4 million and an increase in non-controlling interests of $98.1 million.

(iv)	On December 7, 2006, Goldcorp completed the sale of 18 million common shares of Silver Wheaton at a price of C$12.70 per share for gross proceeds of $199.1 million. This transaction gave rise to a gain on sale of $109.8 million which has been recognized in operations for the current year and an increase in non-controlling interests of $51.9 million.

(v)	Related transactions

Goldcorp’s interest in Silver Wheaton declined from 59% to 49% during the year as a result of the above transactions and from additional issuances of common shares by Silver Wheaton from the exercise of stock options and warrants. The dilution of the Company’s interest in Silver Wheaton due to the public offering and exercises of stock options and warrants resulted in a dilution gain of $61.4 million which has been recognized in operations for the current year. Goldcorp maintains control of Silver Wheaton due to the majority influence it exerts on the board of directors of Silver Wheaton, therefore the Company continues to consolidated 100% of Silver Wheaton.

During the year ended December 31, 2006, the Company sold to Silver Wheaton 9.0 million ounces (2005 – 7.9 million ounces) of silver from a subsidiary at a price of $3.90 per ounce, for total consideration of approximately $35.0 million (2005 – $30.8 million). Silver Wheaton also has an agreement with Goldcorp whereby the Company provides certain
GOLDCORP       |       57

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
management and administrative services at cost. During the year, total management fees paid to the Company were $0.2 million (2005 – $0.4 million). This agreement allows for cancellation with 30 days notice at any time.
In addition, during September 2006, in connection with the Company’s recent acquisition of Glamis, Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Silver Wheaton has received a right of first refusal on future silver production from the Penasquito Project in Mexico.

(b)	Terrane Metals Corp
(i)	On July 24, 2006, the Company completed the sale of Mt Milligan and certain other Canadian exploration interests to Terrane. Goldcorp acquired these exploration interests from Barrick in May 2006 (note 3(b)).

In consideration for the exploration properties, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

(ii)	On November 3, 2006, Terrane issued 13.4 million units in a brokered private placement at a price of C$0.75 per unit for gross proceeds of C$10 million. Each unit consists of one common share and one half of a comment share purchase warrant. As a result of this transaction, Goldcorp’s interest in Terrane, on an as-converted basis, decreased to 77%, resulting in a dilution gain of $2.4 million which has been recognized in operations for the current year and an increase in non-controlling interests of $5.8 million.

(c)	Wheaton River Minerals Ltd
(i)	On February 14, 2005, Goldcorp acquired an 82% interest in Wheaton (note 3(d)) which resulted in the recording of an 18% non-controlling interest of $141.9 million. During the period February 15 to April 15, 2005, the non-controlling interest’s share of Wheaton’s net earnings was $3.5 million. During the same period, Wheaton issued common shares to non-controlling interests from the exercise of stock options and warrants in the amount of $3.3 million. Goldcorp acquired the remaining 18% non-controlling interest’s share of Wheaton on April 15, 2005.

(ii)	Non-controlling interest in 2005 on the statement of earnings included $3.6 million related to Wheaton for the period February 15 to April 15, 2005.
14.	SHAREHOLDERS’ EQUITY

At December 31, 2006, the Company had unlimited authorized common shares and 703,525,000 common shares outstanding (December 31, 2005 – 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 12, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 3(b)). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.
58       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
Each of the 8,439,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange (“TSX”) and New York Stock Exchanges (“NYSE”).

All Existing Warrants were de-listed from the TSX and NYSE.

As a result of the Virginia acquisition (note 3(c)), there were 856,000 Virginia warrants convertible into 343,000 Goldcorp shares at an average exercise price of C$4.81. As at December 31, 2006, all Virginia warrants were either exercised or had expired.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 15,199,000 stock options outstanding at December 31, 2006, 7,853,000 relate to options granted under the 2005 Stock Option Plan.

The Company granted 3,560,000 stock options during the year ended December 31, 2006, which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$34.39 per option, expire in 2016, and have a total fair value of $26.2 million.

The fair value of the options granted are calculated on the date of grant using an option pricing model with the following weighted average assumptions: risk-free interest rate of 3.94% to 4.53%, dividend yield of <1%, volatility factor of 30%, and an expected life of the options of four years. The fair value of the options is expensed over the period in which they vest.

Compensation expense of $21.4 million has been recognized during the year ended December 31, 2006 (2005 – $13.9 million; 2004 – $5.1 million), of which $17.3 million relates to Goldcorp (2005 – $4.6 million), $1.7 million for Silver Wheaton (2005 – $0.5 million), and $2.4 million for Terrane.

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price
	(000’s)	(C$ /option)

At January 1, 2004	6,012	$12.68
Granted	1,335	16.89
Exercised	(706)	6.64
Cancelled/expired	(497)	16.47

At December 31, 2004	6,144	$13.98
Issued in connection with the acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled/expired	(34)	17.66

At December 31, 2005	13,577	15.08
Issued in connection with the acquisition of Glamis	4,668	12.90
Granted	3,560	29.79
Exercised	(6,502)	11.88
Cancelled	(104)	24.85

At December 31, 2006	15,199	$19.16

GOLDCORP       |       59

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
The following table summarizes information about the options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Prices (C$)	(000’s)	(C$ /option)	(years)	(000’s)	(C$ /option)	(years)

$2.05 – $4.98	453	$3.83	1.9	453	$3.83	1.9
$6.28 – $8.06	939	7.45	1.1	939	7.45	1.1
$10.18 – $13.38	4,021	12.64	2.7	4,021	12.64	2.7
$14.80 – $17.50	1,034	16.97	6.9	1,034	16.97	6.9
$18.50 – $21.01	4,604	19.23	8.5	2,178	19.23	8.1
$23.30 – $26.76	643	25.59	5.0	593	25.77	4.7
$28.84 – $31.93	3,090	30.75	9.6	—	—	—
$32.57 – $34.39	415	33.85	9.8	—	—	—

	15,199	$19.16	6.3	9,218	$14.56	4.4

(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.

A total of 61,500 RSU’s have been issued to an employee and non-executive directors of the Company during the year ended December 31, 2006 (2005 – 31,500). These instruments vest over a period of up to three years from the grant date.

The Company will record compensation expense totaling $2.1 million over the vesting periods. Compensation expense of $1.3 million has been recognized during the year (2005 – $0.3 million), which includes $0.1 million (2005 — $nil) related to Silver Wheaton’s RSU plan.

(d)	Diluted Earnings per Share

The following table sets forth the computation of diluted earnings per share:

	2006	2005	2004

Earnings available to common shareholders	$408.3	$285.7	$51.3

Basic weighted-average number of shares outstanding (in thousands)	435,189	314,292	189,723
Effect of dilutive securities:
Stock options	6,016	3,249	1,153
Warrants	—	27,832	2,809
Restricted share units	59	21	—

Diluted weighted-average number of shares outstanding	441,264	345,394	193,685

Earnings per share
Basic	$0.94	$0.91	$0.27
Diluted	0.93	0.83	0.27
The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$31.60 for the year:

	2006	2005	2004

Stock options	515	108	1,804
Share purchase warrants	8,439	—	—
60       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Note		2006	2005	2004

Change in non-cash operating working capital
Accounts receivable			$20.7	$(23.7)	$2.4
Income and mining taxes receivable			2.8	12.3	—
Inventories and stockpiled ore			7.4	(10.0)	9.7
Accounts payable and accrued liabilities			32.3	6.2	(5.0)
Income and mining taxes payable			(4.3)	37.6	(27.8)
Gold bullion			—	33.9	(28.0)
Other			6.7	(9.3)	—

			$65.6	$47.0	$(48.7)

Acquisitions, net of cash acquired
Glamis	3	(a)	$53.3	$—	$—
Placer Dome	3	(b)	(1,603.4)	—	—
Virginia	3	(c)	(4.0)	—	—
Terrane	13	(b)	4.9	—	—
Wheaton	3	(d)	—	132.4	—
Bermejal	3	(e)	—	(70.0)	—

			$(1,549.2)	$62.4	$—

Non-cash financing and investing activities
Shares issued on acquisition of Glamis	3	(a)	$8,129.0	$—	$—
Shares issued in exchange for Glamis SAR’s	3	(a)	11.4	—	—
Stock options issued in exchange for those of Glamis	3	(a)	82.1	—	—
New Warrants issued on the early exercise of Existing Warrants	14	(a)	38.9	—	—
Shares and warrants issued on acquisition of Virginia	3	(c)	401.9	—	—
Silver Wheaton promissory note issued to Glencore	7	(a)	40.0	—	—
Shares and warrants issued on acquisition of Wheaton	3	(d)	—	1,887.4	—
Warrants issued in exchange for those of Wheaton	3	(d)	—	290.8	—
Stock options issued in exchange for those of Wheaton	3	(d)	—	30.8	—
Operating activities included the following cash payments
Income taxes paid			$212.6	$89.9	$39.6
Interest paid			35.1	—	—
GOLDCORP       |       61

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
16.	JOINT VENTURE INTERESTS

The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2006, the Company had interests in five joint venture projects (note 2(a)).

The following condensed statements of operations, cash flows and balance sheets detail Goldcorp’s share of its investments in joint ventures that have been proportionately consolidated:

	2006	2005

Proportionate Statements of Joint Venture Operations
Revenues	$803.9	$299.2
Operating expenses	(304.1)	(100.3)
Depreciation and depletion	(128.7)	(59.0)
Exploration expense	(5.2)	—
Other income (expense)	0.3	(3.7)
Income taxes	(108.9)	(43.5)

Net income	$257.3	$92.7

Proportionate Joint Venture Balance Sheets
Current assets	$379.3	$155.2
Mining Interests	1,785.4	724.7
Other assets	64.6	51.4

	$2,229.3	$931.3

Current liabilities	$461.4	$59.5
Future income and mining taxes	442.1	201.3
Reclamation & closure cost obligation	84.4	5.5
Goldcorp’s investment carrying value	1,241.4	665.0

	$2,229.3	$931.3

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$361.4	$133.4
Investing activities	(44.8)	(7.4)
Financing activities	(112.5)	(99.4)

Increase in cash and cash equivalents during the year	$204.1	$26.6

62       |      GOLDCORP

2006 Annual Report
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
17.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests	Total assets

			2006
Red Lake (1)	$360.8	$47.3	$186.1	$100.3	$1,591.3
Porcupine (1)	72.9	12.6	16.9	14.5	273.2
Musselwhite (1)	62.6	11.6	3.7	6.8	229.0
Éléonore (1)	—	—	—	19.4	711.9
Marigold (2)	19.2	3.3	6.3	3.9	551.0
Luismin	159.6	50.6	37.8	227.3	1,635.5
El Sauzal (2)	45.1	25.7	14.3	0.6	1,100.4
Peñasquito (2)	—	—	—	16.6	7,870.9
Alumbrera	593.1	82.7	334.2	17.4	1,016.8
Amapari	51.7	15.4	(189.6)	13.1	128.5
La Coipa (1)	60.6	19.9	8.5	2.3	148.8
Wharf	40.6	3.8	12.3	2.0	41.3
Marlin (2)	32.3	6.6	16.0	4.4	1,283.6
San Martin (2)	8.3	0.7	2.1	0.1	14.9
Peak	79.7	18.7	21.4	25.4	201.6
Pueblo Viejo	—	—	—	8.6	98.9
Silver Wheaton	158.5	24.1	75.7	—	740.5
Terrane	—	—	(3.1)	9.2	167.9
Other (4)	(35.0)	1.2	(87.3)	2.6	159.9

Total	$1,710.0	$324.2	$455.3	$474.5	$17,965.9

			2005
Red Lake	$362.0	$36.7	$242.9	$57.9	$297.8
Wharf	37.1	7.6	3.9	3.3	41.9
Luismin (3)	90.7	16.2	19.7	124.8	1,447.0
Alumbrera (3)	299.2	59.0	134.4	6.6	931.3
Amapari (3)	—	—	—	64.1	288.3
Silver Wheaton (3)	65.7	9.5	19.4	0.2	478.9
Peak (3)	58.8	8.6	17.0	20.2	146.3
Other (4)	(17.1)	(2.3)	(32.2)	0.4	434.5

Total	$896.4	$135.3	$405.2	$277.5	$4,066.0

			2004
Red Lake	$152.2	$14.8	$102.6	$49.5	$282.8
Wharf	26.1	6.0	3.6	6.1	35.0
Other	12.7	0.6	(25.4)	0.5	383.7

Total	$191.0	$21.4	$80.8	$56.1	$701.5

(1)	Includes results of operations for the period subsequent to May 11, 2006, the date of acquisition of certain Placer Dome assets (note 3(b)).

(2)	Includes results of operations for the period from November 4, 2006, the date of acquisition, onward of Glamis (note 3(a)).

(3)	Includes results of operations for the period subsequent to February 14, 2005, the date of acquisition of Wheaton (note 3(d)).

(4)	Includes cost of sales from silver sales in Luismin and Corporate activities.
GOLDCORP       |       63

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in millions, except where noted – Unaudited)
18.	COMMITMENTS AND CONTINGENCIES
(a)	Commitments exist for capital expenditures of approximately $508.3 million, of which $375.2 million relates to Peñasquito. The Company rents premises and leases equipment under operating leases that expire over the next five years. Operating lease expense in 2006 was $ 6.2 million (2005 – $7.6 million; 2004 – $5.3 million). Following is a schedule of future minimum rental and lease payments required:

2007	$7.6
2008	6.9
2009	3.3
2010	1.2
2011	1.1

20.1
Thereafter	—

Total future minimum payments required	$20.1

(b)	Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
19.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Goldcorp sold its holdings in three marketable securities to a company owned by Mr Robert McEwen, the former non-Executive Chairman and CEO of Goldcorp. These were non-brokered transactions which were executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreements, resulting in gains totaling approximately $4 million. During the year ended December 31, 2005, the Company also sold its share ownership in Lexam Explorations Inc to a company owned by Mr McEwen for proceeds of $0.3 million.

20.	SUBSEQUENT EVENT

On February 19, 2007, Goldcorp signed a letter of intent to sell its Peak mine in Australia and its Amapari mine in Brazil to GPJ Ventures Ltd (“GPJ”), which will change its name to Peak Gold Ltd (“Peak Gold”) in connection with the transaction. Under the terms of the agreement, Goldcorp will receive from Peak Gold $200 million in cash and $100 million payable through the issuance of Peak Gold common shares. Upon completion of the sale, Goldcorp will own approximately 22% of Peak Gold.

Completion of the transaction is subject to a number of conditions, including the execution of definitive agreements, requisite regulatory approvals, completion by GPJ of at least C$227.5 million equity financing and approval by disinterested shareholders of GPJ. The transaction is expected to close during the second quarter of 2007.
64       |      GOLDCORP

HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8
Canada
Telephone: (604) 696-3000
Fax: (604) 696-3001
Website: goldcorp.com
TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5
Canada
Telephone: (416) 865-0326
Fax: (416) 359-9787
RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502
United States
Telephone: (775) 827-4600
Fax: (775) 827-5044
MEXICO OFFICE
Luismin SA de CV
Arquimedes #130 – 8th Floor, Polanco
11560 Mexico, DF Mexico
Telephone: 52 (55) 9138-4000
Fax: 52 (55) 5280-7636
AUSTRALIA OFFICE
Suite 1002, Level 10
Gold Fields House
1 Alfred Street
Sydney, NSW
Australia 2000
Telephone: 61 (2) 9252-1220
Fax: 61 (2) 9252-1221
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600
1066 West Hastings Street
Vancouver, BC V6E 3X1
Canada
Toll free in Canada and the US:
     (800) 387-0825
Outside of Canada and the US:
     (416) 643-5500
Email: inquiries@cibcmellon.com
INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations
Toll free: (800) 567-6223
Email: info@goldcorp.com
AUDITORS
Deloitte & Touche LLP
Vancouver, BC